Exhibit 99.1

December 30 2022 -- Azure Power Global Limited (NYSE: AZRE) (the “Company”) has filed with the Singapore Stock Exchange for the benefit of holders of 5.65% solar green bonds of US$ 350 million maturing in 2024 (the “5.65% Solar Green Bonds”), the attached unaudited annual results for fiscal year ended March 31, 2022 of Azure Power Solar Energy Private Limited and Restricted Group entities, collectively referred as Restricted Group-II. The Company will file audited annual results for fiscal year ended March 31, 2022 of Restricted Group-II as soon as practicable upon filing its annual report on Form 20-F for fiscal year ended March 31, 2022.

Our audited financial statements of Restricted Group-II when adopted and filed with the Singapore stock Exchange may include differences from the unaudited numbers presented below and will include detailed notes and other disclosures that will be important to evaluate. The financial information provided below should be read in conjunction with such audited financial statements for Fiscal 2022 when they become available as well as the Company’s annual report on Form 20-F for fiscal year ended March 31, 2022 when filed with the U.S. Securities and Exchange Commission and other filings that the Company may make with the U.S. Securities and Exchange Commission on Form 6-K from time to time.

Restricted Group - II Unaudited Special Purpose Combined Balance Sheet (All amount in INR millions, unless otherwise stated)

		As at	As at
		'March 31, 2022	March 31, 2021
Particulars	Notes	(Unaudited)	(Audited)
Assets
Non-current assets
Property, plant and equipment	5	31,429	33,215
Right-of-use assets	30	748	780
Capital work-in-progress	5	136	63
Financial assets
- Investments	6.1	221	221
- Trade receivables	6.2	135	-
- Loans	6.3	1,039	493
- Other financial assets	6.4	2,129	782
Deferred tax assets (net)	18.2	306	314
Income tax assets (net)	7	34	14
Other non-current assets	8	315	463
Total non-current assets		36,492	36,345

Current assets
Financial assets
- Trade receivables	9.1	1,143	1,001
- Cash and cash equivalents	9.2	674	451
- Other bank balances	9.3	1,705	1,333
- Loans	9.4	30	41
- Other financial assets	9.5	141	37
Other current assets	10	41	32
Total current assets		3,734	2,895
Total assets		40,226	39,240

Equity and liabilities
Equity
Equity share capital	11.1	73	73
Other equity	11.2	4,547	6,055
Total equity		4,620	6,128

Non-current liabilities
Financial liabilities
- Borrowings	12.1	27,646	25,939
- Lease liabilities	30	735	731
- Other financial liabilities	12.2	3,958	4,354
Provisions	13.1	279	260
Deferred tax liabilities (net)	18.1	569	280
Other non-current liabilities	14	410	405
Total non-current liabilities		33,597	31,969

Current liabilities
Financial liabilities
- Lease liabilities	30	70	68
- Trade payables
Total outstanding dues of micro and small enterprises	15.1	3	2
Total outstanding dues of creditors other than micro and small enterprises	15.1	383	394
- Other financial liabilities	15.2	1,484	603
Other current liabilities	17	67	71
Provisions	13.2	2	3
Current tax liabilities (net)	16	-	2
Total current liabilities		2,009	1,143

Total liabilities		35,606	33,112

Total equity and liabilities		40,226	39,240
Summary of significant accounting policies	4

The accompanying notes are an integral part of the special purpose combined financial statements.

Restricted Group-II
Unaudited Special Purpose Combined Statement of profit and loss
(All amount in INR millions, unless otherwise stated)

		For the year ended	For the year ended
		'March 31, 2022	March 31, 2021
	Notes	(Unaudited)	(Audited)
Revenue
Revenue from operations	19	5,037	4,541
Other income	20.2	84	14
Total revenue (I)		5,121	4,555

Expenses
Employee benefits expense	21	30	34
Other expenses	24	794	489
Total expenses (II)		824	523

Earnings before interest, tax, depreciation and amortisation (EBITDA) (I)-(II) (A)		4,297	4,032

Depreciation and amortisation expense- (B)	22	2,022	2,029
Impairment loss- (C)	41	-	644
Interest income-(D)	20.1	137	65
Finance cost- (E)	23	2,901	2,916
Loss before tax (A-B-C+D-E)		(489)	(1,492)

Tax expense:
Current tax expense	18	162	168
Adjustments in relation to tax expense of previous years	18	3	(2)
Deferred tax expense	18	260	(41)
Total tax expense		425	125

Loss after tax		(914)	(1,617)
Other Comprehensive Income
Items that will be reclassified to profit or loss
Effective portion of cash flow hedge		251	(268)
Income tax effect		(38)	40
		213	(228)
Exchange differences in translating the financial statements of foreign operations		(806)	640
Items that will not be reclassified to profit or loss
Re-measurement gains/(losses) on defined benefit plans		(1)	(1)
Income tax effect		-	-
Total other comprehensive income/(loss)		(594)	411

Total comprehensive loss		(1,508)	(1,206)
Summary of significant accounting policies	4

The accompanying notes are an integral part of the special purpose combined financial statements.

Restricted Group - II
Unaudited Special Purpose Combined Statement of cash flows
(All amount in INR millions, unless otherwise stated)

			For the year ended 'March 31, 2022	For the year ended March 31, 2021
Particulars			(Unaudited)	(Audited)
A	Cash flows from operating activities
	Loss before tax		(489)	(1,490)
	Adjustment to reconcile loss before tax to net cash flows
	Depreciation and amortisation expense		2,022	2,029
	Impairment loss		-	644
	Interest income		(137)	(65)
	Loss on sale of fixed assets ( net)		7	11
	Loss on lease modification		-	1
	Liabilities written back		(65)	(10)
	Government grants related to assets		(12)	(6)
	Deferred viability gap funding income		(28)	(25)
	Provision for doubtful debts		70	19
	Bad debts written off		9	2
	Finance cost		2,901	2,916
	Operating profit before working capital changes		4,278	4,026
	Movements in working capital:
	Decrease/ (increase) in trade receivables		(356)	(21)
	Decrease/ (increase) in other current/non-current financial assets		(107)	(12)
	Decrease/ (increase) in Security deposit		(1)	(4)
	Decrease/ (increase) in other current assets		(9)	(13)
	Increase/ (decrease) in other current/non-current financial liabilities		15	409
	Increase/ (decrease) in other current liabilities		(4)	13
	Increase/ (decrease)Increase in trade payables		54	129
	Increase/ (decrease) in other non-current liabilities		45	47
	Decrease/ (increase) in other non-current assets		3	(36)
	(Decrease)/ increase in current provisions		(1)	1
	Increase/ (decrease) in non-current provisions		-	10
	Cash generated from operations		3,917	4,549
	Income taxes paid (net of refunds)		(187)	(173)
	Net cash flow from operating activities	(A)	3,730	4,376

B	Cash flows from investing activities
	Purchase of property, plant and equipment (including capital work in progress, capital advances and capital creditors)		(621)	(380)
	Interest received		62	71
	Investment in non-current term deposits with banks		(474)	(847)
	Loan to holding/fellow subsidiary companies		(534)	(483)
	Proceeds from repayment of loan by holding/fellow subsidiary companies		-	1
	Net cash flows used in investing activities	(B)	(1,567)	(1,638)

C	Cash flows from financing activities
	Proceeds from borrowings		828	-
	Repayments of non-current borrowings		-	(5)
	Payment of lease rent		(71)	(77)
	Payment for hedging arrangements		(847)	(1,190)
	Finance cost paid		(1,845)	(2,274)
	Net cash flows used in financing activities	(C)	(1,935)	(3,546)

	Effect of exchange rate changes on cash and cash equivalents	(D)	(4)	(2)

	Net increase/(decrease) in cash and cash equivalents	(A+B+C+D)	223	(810)
	Cash and cash equivalents at the beginning of the year		451	1,261
	Cash and cash equivalents at the end of the year		674	451

	Components of cash and cash equivalents
	Balances with schedule banks:
	- On current accounts		372	36
	- Deposits with original maturity of less than 3 months		302	415
	Total cash and cash equivalents		674	451

Restricted Group - II
Unaudited Special Purpose Combined Statement of cash flows
(All amount in INR millions, unless otherwise stated)

Change in liabilities arising from financing activities

Particulars	Opening balance as at April 01, 2021	Cash flow (net)	Change in foreign exchange rate	Other changes*	Closing balance as at March 31, 2022
Non-current borrowings (including current maturities)	25,939	828	799	80	27,646
Lease liabilities	799	(71)	-	77	805
Total liabilities from financing activities	26,738	757	799	157	28,451

Particulars	Opening balance as at April 01, 2020	Cash flow (net)	Change in foreign exchange rate	Other changes*	Closing balance as at March 31, 2021
Non-current borrowings (including current maturities)	26,513	(5)	(645)	76	25,939
Lease liabilities	807	(77)	-	69	799
Total liabilities from financing activities	27,320	(82)	(645)	145	26,738

*Including adjustments of ancillary borrowing cost

Summary of significant accounting policies	4

Notes:

1. The Statement of Cash Flows has been prepared under the indirect method as set out in Indian Accounting Standard (Ind AS 7) on "Statement of Cash Flows" referred to Section 133 of Companies Act 2013.

2. The accompanying notes are an integral part of the special purpose combined financial statements.

Restricted Group - II
Unaudited Special Purpose Combined Statement of Changes in Equity
(All amount in INR millions, unless otherwise stated)

(a) Statement of changes in equity*
Shares (Aggregate of Restricted Group - II entities):	Number of shares	Amount (In million)
For the Year ended March 31, 2022
At April 01, 2021	71,26,399	73
Changes in equity share capital due to prior period errors	-	-
Restated Balance as at April 01, 2021	71,26,399	73
Changes in equity share capital during the current year	-	-
At March 31, 2022	71,26,399	73

For the Year ended March 31, 2021
At April 01, 2020	71,26,399	73
Changes in equity share capital due to prior period errors	-	-
Restated Balance as at April 01, 2020	71,26,399	73
Changes in equity share capital during the current year	-	-
At March 31, 2021	71,26,399	73

* Equity share capital represents the aggregate amount of share capital of Restricted Group-II entities as at the respective year ends and does not necessarily represent legal share capital for the purpose of the Restricted Group-II.

(b) Other equity**

For the year ended March 31, 2022:-

	Reserves and surplus		Items of other comprehensive income
Particulars	Deficit in the combined statement of profit and loss	Securities premium reserve	Exchange differences on translating the financial statements of foreign operations	Defined benefit plans (refer note 38)	Effective portion of Cash flow hedges (refer note 32)	Total equity
At April 01, 2021	(3,295)	9,872	(1,202)	(1)	681	6,055
Loss for the year	(914)	-	-	-	-	(914)
Other comprehensive income/(loss)	-	-	(806)	(1)	213	(594)
At March 31, 2022	(4,209)	9,872	(2,008)	(2)	894	4,547

For the year ended March 31, 2021:

	Reserves and surplus		Items of other comprehensive income
Particulars	Deficit in the combined statement of profit and loss	Securities premium reserve	Exchange differences on translating the financial statements of foreign operations	Defined benefit plans (Refer note 38)	Effective portion of Cash flow hedges (refer note 32)	Total equity
At April 01, 2020	(1,678)	9,872	(1,842)	-	909	7,261
Loss for the year	(1,617)	-	-	-	-	(1,617)
Other comprehensive income/(loss)	-	-	640	(1)	(228)	411
At March 31, 2021	(3,295)	9,872	(1,202)	(1)	681	6,055

** Other equity represents the aggregate amount of other equity of Restricted Group-II entities as at the respective year ends.

Note:
Deficit in the statement of profit and loss are the losses of the Restricted Group-II incurred till date net of appropriations.
Securities premium reserve is used to record the premium on issue of shares. The reserve can be utilised only for limited purposes such as issuance of bonus shares in accordance with the provisions of the Companies Act, 2013.
Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

1.	General Information

Azure Power Solar Energy Private Limited (“APSEPL” or “the Company”) was incorporated on April 02, 2018 as a private company limited by shares incorporated under laws of Mauritius. The Company is a wholly-owned subsidiary of Azure Power Global Limited (the “Parent”) and has its registered office at C/o. 4th Floor, lconebene, Rue de I’Institut, Ebene, Mauritius.

The Parent and its subsidiaries, herein collectively referred to as the “Group”, carry out business activities relating to generation of electricity through non-conventional renewable energy sources engaged in the ownership, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (power purchase agreements or “PPA”) with Indian government entities as well as other non-governmental energy distribution companies and commercial customers.

APSEPL and 10 Indian subsidiaries (as listed below) of Azure Power Global Limited (APGL) form part of “Restricted Group-II”. During the year ended March 31, 2020, the Company issued US$ Senior Notes to institutional investors and same are listed on Singapore Exchange Securities Trading Limited (SGX-ST). APSEPL invested the proceeds, net of issue expenses in Non- Convertible Debentures (“NCDs”) and External commercial borrowings (“ECBs”) to replace existing rupee and external debt of Restricted Group-II entities. Restricted entities are directly or indirectly under common control of the Parent.

The Restricted Group - II entities which are all under the common control of the Parent company comprise the following entities:

				% Held by Parent
Entities	Principal Activity	Country of Incorporation	Date of Incorporation	March 31, 2022	March 31, 2021
Azure Power Solar Energy Private Limited	Debt financing	Mauritius	02-Apr-18	100%	100%
Azure Power Earth Private Limited	Generation of Solar power	India	09-Dec-14	100%	100%
Azure Power Makemake Private Limited	Generation of Solar power	India	03-Jan-15	100%	100%
Azure Power Mercury Private Limited *	Generation of Solar power	India	10-Dec-14	51.4%	100%
Azure Power Uranus Private Limited	Generation of Solar power	India	05-Jan-15	100%	100%
Azure Power Venus Private Limited	Generation of Solar power	India	05-Jan-15	100%	100%
Azure Power Saturn Private Limited *	Generation of Solar power	India	20-Dec-14	51.4%	100%
Azure Power Thirty Three Private Limited	Generation of Solar power	India	30-Apr-16	100%	100%
Azure Power Thirty Four Private Limited	Generation of Solar power	India	31-May-16	100%	100%
Azure Power Thirty Six Private Limited	Generation of Solar power	India	05-May-16	100%	100%
Azure Power Forty Four Private Limited *	Generation of Solar power	India	01-Feb-17	51.4%	100%

*During the current year, 48.6% shareholding of these entities have been transferred to Radiance Renewables Private Limited pursuant to the agreement to sell executed during the current year for the rooftop portfolio of the Group.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

2. Purpose of the special purpose combined financial statements

Special purpose combined financial statements are prepared for the purpose of complying with financial reporting requirements under the indenture governing the US$ Senior Notes. These Special purpose combined financial statements presented herein reflect the Restricted Group - II’s results of operations, assets and liabilities and cash flows for the year presented. The basis of preparation and significant accounting policies used in preparation of these special purpose combined financial statements are set out in note 3 and 4 below.

3. Basis of preparation

The indenture governing the US$ Senior Notes requires Restricted Group – II to prepare Ind AS combined financial statements of the Restricted Group – II for the purpose of submission to the bond holders. The special purpose combined financial statements of the Restricted Group - II have been prepared in accordance with recognition and measurement principles laid down by the Indian Accounting Standards (Ind AS) and disclosures (except Ind AS – 33 on Earnings Per Share) prescribed under section 133 of the Companies Act, 2013, read with rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) (Amendment Rules), 2016, issued thereunder and other accounting principles generally accepted in India and the guidance note on Combined and Carve-out Financial Statements issued by the Institute of Chartered Accountants of India (ICAI). Further for computation of depreciation, the Restricted Group-II entities based upon legal opinion have charged depreciation as per CERC regulations.

Management of the Company has prepared the Special Purpose Combined Financial Statements, which comprise the Combined Balance Sheet as at March 31, 2022, the Combined Statement of Profit and Loss including other comprehensive income, Combined Statement of Cash Flows and Combined Statement of Changes in Equity for the year ended March 31, 2022, a summary of the significant accounting policies and other explanatory information.

The items in the special purpose combined financial statements have been classified considering the principles under Ind AS 1, Presentation of Financial Statements.

The special purpose combined financial statements have been prepared on the accrual and going concern basis and the historical cost convention, except for the following assets and liabilities which have been measured at fair value or revalued amount;

⮚ Derivative financial instruments ⮚ Certain financial assets measured at fair value (refer accounting policy regarding financial instruments)

As per the Guidance Note on Combined and Carve Out Financial Statements, the procedure for preparing combined financial statements of the combining entities is the same as that for consolidated financial statements as per the applicable Indian Accounting Standards. Accordingly, when combined financial statements are prepared, intra-group transactions and profits or losses are eliminated. All the inter group transactions are undertaken on Arms Lengths basis. There is no allocation of expenses within the Restricted Group-II. The information presented in the combined financial statements of the Restricted Group-II may not be representative of the position which may prevail after the transaction. The resulting financial position may not be that which might have existed if the combining businesses had been a stand-alone business.

Share capital and reserves disclosed in the combined financial statements is not the legal capital and reserves of the Restricted Group-II and is the aggregation of the share capital and reserves of the individual combining entities. Income taxes are arrived at by aggregation of the tax expenses actually incurred by the combining businesses, after considering the tax effects of any adjustments which is in accordance with the Guidance Note on Combined and Carve-Out Financial Statements issued by the ICAI.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Accordingly, the procedures followed for the preparation of the combined financial statements:

a) Combined like items of assets, liabilities, equity, income, expenses and cash flows of the combining entities.

b) Eliminated in full intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the Restricted Group-II (profits or losses resulting from intragroup transactions that are recognised in assets, such as fixed assets, are eliminated in full).

These Ind AS combined financial statements may not be necessarily indicative of the financial performance, financial position and cash flows of the Restricted Group - II that would have occurred if it had operated as a separate stand-alone Group of entities during the year presented or the Restricted Group - II’s future performance.

The special purpose combined financial statements include the operation of entities in the Restricted Group-II, as if they had been managed together for the year presented.

Transactions that have taken place with the Unrestricted Group (i.e. other entities which are a part of the Group and not included in the Restricted Group - II) have been disclosed in accordance of Ind AS 24, Related Party Disclosures.

The preparation of financial information in conformity with Ind AS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Restricted Group-II’s accounting policies.

4. Summary of significant accounting policies

a) Current versus non-current classification

The Restricted Group-II presents assets and liabilities in the balance sheet based on current/non-current classification.

An asset is treated as current when it is:

⮚ Expected to be realised or intended to sold or consumed in normal operating cycle
⮚ Held primarily for the purpose of trading
⮚ Expected to be realised within twelve months after the reporting period, or
⮚ Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is treated as current when it is:

⮚ Expected to be settled in normal operating cycle
⮚ Held primarily for the purpose of trading
⮚ Due to be settled within twelve months after the reporting period, or
⮚ There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

All other liabilities are classified as non-current.

Deferred tax assets/liabilities are classified as non-current assets/liabilities.

The operating cycle is the time between the acquisition of assets for processing and their realisation/settlement in cash and cash equivalents. The companies have identified twelve months as their operating cycle for classification of their current assets and liabilities.

b) Property, Plant and equipment

Capital work-in-progress, property, plant and equipment (PPE) are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long- term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Restricted Group-II depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to note 13.1 and 39 regarding significant accounting judgements, estimates and assumptions and provisions for further information about the recorded decommissioning provision.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Derecognition

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit and loss when the asset is derecognised. The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

c) Depreciation

As per the legal view obtained by the Restricted Group-II, it is regulated under the Electricity Act, 2003; accordingly, as per the provision of section 129 of Companies Act 2013, depreciation has to be charged as per the rates notified by the CERC Regulation.

Depreciation on plant and machinery is provided using straight-line method at the rate of 5.28% - 7.00% per annum till the period of 12/13 years from the date of commencement of commercial operations as per the applicable CERC regulations.

After a period of twelve/thirteen years from the date of commencement of commercial operations, the remaining written down value at the end of the 12th/13th year from the date of commercial operations shall be depreciated over the balance useful life of the asset in the manner prescribed under applicable CERC Regulations[1].

Depreciation on other items of property, plant and equipment of Restricted Group-II is provided as per Part C of Schedule II of the Companies Act, 2013 except in following cases where expected useful life of the assets are different from the corresponding life prescribed under Schedule and which is based upon the nature of asset, the operating condition of the asset, the estimated usage of the asset, past history of replacement and anticipated technological changes, and which is considered to be the best estimate on the basis of actual usage of the assets.

Category	Life as per Schedule II	Life considered
Furniture and fittings	10 years	5 years
Buildings	30 years	25 years
Vehicles	8/10 years	5 years
Office equipment	5 years	1-5 years

The identified components are depreciated over their useful lives; the remaining asset is depreciated over the life of the principal asset.

Assets individually costing less than INR 5,000 are fully depreciated in the year of acquisition.

The assets’ residual values of not more than 10% of the original cost of the asset and useful lives are reviewed at each financial year end or whenever there are indicators for impairment and adjusted prospectively.

d) Capital work in progress (“CWIP”)

Capital work-in-progress includes cost of property, plant and equipment that are not ready for use at the balance sheet date.

1 CERC regulations prescribe estimated useful life of 25 years

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

e) Leases

The Restricted Group-II assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Where the respective companies under the Restricted Group-II are lessees

The Restricted Group-II applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Restricted Group-II recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i)       Right of use assets

The Restricted Group-II recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of- use assets are depreciated on a straight-line basis over the lease term.

If ownership of the leased asset transfers to the Restricted Group-II at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section Impairment of non-financial assets.

ii)       Lease Liabilities

At the commencement date of the lease, the Restricted Group-II recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Restricted Group-II and payments of penalties for terminating the lease, if the lease term reflects the Restricted Group-II exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Restricted Group-II uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii)       Short term leases and leases of low-value assets

The Restricted Group-II applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of assets that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

f) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period they occur. Borrowing cost includes interest and amortization of ancillary costs incurred in connection with the arrangement of borrowings and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the borrowing cost.

Hedging cost paid relates to borrowing of the group accordingly has been considered as part of finance cost.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

g) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Restricted Group-II commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

⮚ Debt instruments at amortised cost
⮚ Debt instruments at fair value through other comprehensive income (FVTOCI)
⮚ Debt instruments, derivatives and equity instruments at fair value through Profit & Loss (FVTPL)

Debt instruments at amortised cost

A ‘debt instrument’ is measured at the amortised cost if both the following conditions are met:

a) The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and
b) Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate (EIR) method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the statement of profit and loss. The losses arising from impairment are recognised in the statement of profit and loss. The category applies to the Restricted Group-II’s trade receivables, unbilled revenue, other bank balances, security deposits etc.

Debt instrument at fair value through other comprehensive income (FVTOCI)

A ‘debt instrument’ is classified as at the FVTOCI if both of the following criteria are met:

a) The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and
b) The asset’s contractual cash flows represent SPPI

Debt instruments included within the FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognized in the other comprehensive income (OCI). However, the Restricted Group-II recognizes interest income, impairment losses and reversals in the statement of profit and loss and in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. On derecognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified from the equity to statement of profit and loss. Interest earned whilst holding FVTOCI debt instrument is reported as interest income using the EIR method.

Debt instrument at fair value through profit and loss (FVTPL)

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortized cost or as FVTOCI, is classified as at FVTPL.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

In addition, the Restricted Group-II may elect to designate a debt instrument, which otherwise meets amortized cost or FVTOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’).

Debt instrument included within FVTPL category are measured at fair value with all changes recognized in the statement of profit and loss.

Derecognition:

A financial asset (or, where applicable, a part of a financial asset) is primarily derecognised (i.e. removed from the Restricted Group-II’s balance sheet) when:

a) The contractual rights to receive cash flows from the asset have expired, or
b) The Restricted Group-II has transferred its contractual rights to receive cash flows from the financial asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Restricted Group-II has transferred substantially all the risks and rewards of the asset, or (b) the Restricted Group-II has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Restricted Group-II has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Restricted Group-II continues to recognize the asset to the extent of the Restricted Group-II’s continuing involvement in the asset. In that case, the Restricted Group-II also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Restricted Group-II has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Restricted Group-II could be required to repay.

Impairment of financial assets

In accordance with Ind AS 109, the Restricted Group-II applies expected credit loss (ECL) model for measurement and recognition of impairment loss on the following financial assets and credit risk exposure:

⮚ Financial assets that are debt instruments, and are measured at amortised cost e.g. deposits, trade receivables and contract assets and bank balances
⮚ Financial asset that are debt instruments and are measured as at FVTOCI
⮚ Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115.

The Restricted Group - II follows ‘simplified approach’ for recognition of impairment loss allowance for trade receivables and contract assets.

The application of simplified approach does not require the Restricted Group-II to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

For recognition of impairment loss on other financial assets and risk exposure, the Restricted Group-II determines whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in the subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the entity reverts to recognising impairment loss allowance based on a 12-month ECL.

Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events on a financial instrument that is possible within 12 months after the reporting date.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

ECL is the difference between all contractual cash flows that are due to the Restricted Group-II in accordance with the contract and all the cash flows that the entity expects to receive (i.e., all cash shortfalls), discounted at the original EIR. When estimating the cash flows, an entity is required to consider:

⮚	All contractual terms of the financial instrument (including prepayment, extension, call and similar options) over the expected life of the financial instrument. However, in rare cases when the expected life of the financial instrument cannot be estimated reliably, then the entity is required to use the remaining contractual term of the financial instrument
⮚	Cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms

As a practical expedient, the Restricted Group-II uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

ECL impairment loss allowance (or reversal) is recognized during the period as expense/ income in the statement of profit and loss. This amount is reflected under the head ‘other expenses’ in the statement of profit and loss. The balance sheet presentation for financial instruments is described below:

For financial assets measured at amortised cost: ECL is presented as an allowance i.e. as an integral part of the measurement of those assets in the balance sheet. The allowance reduces the net carrying amount. Until the asset meets write off criteria, the Restricted Group-II does not reduce impairment allowance from the gross carrying amount.

For assessing increase in credit risk and impairment loss, the Restricted Group-II combines financial instruments on the basis of shared credit risk characteristics with the objective of facilitating an analysis that is designed to enable significant increases in credit risk to be identified on a timely basis.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Restricted Group - II’s financial liabilities include trade and other payables, loans and borrowings, including bank overdraft and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Restricted Group-II that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the statement of profit and loss.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains/ losses are not subsequently transferred to statement of profit and loss. However, the Restricted Group-II may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the statement of profit and loss.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement profit and loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit and loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Reclassification of financial assets

The Restricted Group - II determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets which are equity instruments and financial liabilities. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be infrequent. The Restricted Group-II senior management determines change in the business model as a result of external or internal changes which are significant to the Restricted Group-II’s operation. Such changes are evident to external parties. A change in the business model occurs when the Restricted Group-II either or ceases to perform an activity that is significant to its operations. If the Restricted Group-II reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediate next reporting period following the change in the business model. The Restricted Group-II does not restate any previously recognized gains, losses (including impairment gains or losses) or interest.

The following table shows various reclassifications and how they are accounted for:

Original classification	Revised classification	Accounting treatment
Amortised cost	FVTPL	Fair value is measured at reclassification date. Difference between previous amortized cost and fair value is recognised in the statement of profit and loss.
FVTPL	Amortised Cost	Fair value at reclassification date becomes its new gross carrying amount. EIR is calculated based on the new gross carrying amount.
Amortised cost	FVTOCI	Fair value is measured at reclassification date. Difference between previous amortised cost and fair value is recognised in OCI. No change in EIR due to reclassification.
FVTOCI	Amortised cost	Fair value at reclassification date becomes its new amortised cost carrying amount. However, cumulative gain or loss in OCI is adjusted against fair value. Consequently, the asset is measured as if it had always been measured at amortised cost.
FVTPL	FVTOCI	Fair value at reclassification date becomes its new carrying amount. No other adjustment is required.
FVTOCI	FVTPL	Assets continue to be measured at fair value. Cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss the reclassification date.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

h) Derivative financial instruments and hedge accounting

In the normal course of business, the Restricted Group–II uses derivative instruments for the purpose of mitigating the exposure from foreign currency fluctuation risks associated with forecasted transactions denominated in certain foreign currencies and to minimize earnings and cash flow volatility associated with changes in foreign currency exchange rates, and not for speculative trading purposes. These derivative contracts are purchased within the Restricted Group-II’s policy and are with counterparties that are highly rated financial institutions. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss except for effective portion of cash flow hedges.

At the inception of a hedge relationship, the Restricted Group-II formally designates and documents the hedge relationship to which the Restricted Group-II wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes the Restricted Group- II’s risk management objective and strategy for undertaking hedge, the hedging/economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Restricted Group-II evaluates hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on an ongoing basis. The ineffective portion of cash flow hedge is recorded as expense in the statement of profit and loss. The cost of effective portion of cash flow hedges is expensed over the period of the hedge contract.

Undesignated contracts

Changes in fair value of undesignated derivative contracts are reported directly in the statement of profit and loss along with the corresponding transaction gains and losses on the items being economically hedged. The Restricted Group-II enters into foreign exchange currency contracts to mitigate and manage the risk of changes in foreign exchange rates. These foreign exchange derivative contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as the Restricted Group-II’s U.S. dollar denominated borrowings. The Restricted Group-II has not designated the derivative contracts as hedges for accounting purposes. Realized gains (losses) and changes in the fair value of these foreign exchange derivative contracts are recorded in foreign exchange gains (losses), net in the statements of profit and loss. These derivatives are not held for speculative or trading purposes.

The Restricted Group-II does not have any net investment in a foreign operation.

i) Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Restricted Group-II expects to be entitled in exchange for those goods or services. The Restricted Group-II has generally concluded that it is the principal in its revenue arrangements, because it typically controls the goods or services before transferring them to the customer.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Sale of power

Revenue from sale of power is recognized when persuasive evidence of an arrangement exists, the fee is fixed or is determinable, solar energy kilowatts are supplied and collectability is reasonably assured. Revenue is based on the solar energy kilowatts actually supplied to customers (including the solar energy kilowatts supplied and not billed on reporting date) multiplied by the rate per kilo-watt hour agreed to in the respective PPAs. The solar energy kilowatts supplied by the Restricted Group-II are validated by the customer prior to billing and recognition of revenue.

The Restricted Group-II considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of power, the Group considers the effects of variable consideration and consideration payable to the customer (if any).

Further, revenue from the recovery of Safe-guard duties and Goods and Service Tax under the change in law provision are recognized over the PPA period based on terms agreed with customers or unless agreed otherwise.

Viability Gap Funding (VGF)

The Restricted Group - II records the proceeds received from Viability Gap Funding (VGF) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

Interest income

For all debt instruments measured either at amortized cost or at fair value through other comprehensive income, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the gross carrying amount of the financial asset or to the amortised cost of the financial liability. When calculating the effective interest rate, the Restricted Group-II estimates the expected cash flows by considering all the contractual terms of the financial instrument but does not consider the expected credit losses. Interest income is included in other income in the statement of profit and loss.

Income from carbon credit emission

Revenue from the sale of carbon credit emissions are recognized at the time of transfer of carbon credits to the customers, at consideration agreed under the sale agreements.

Rebates

In some Power Purchase Agreements (PPAs), the Restricted Group-II provide rebates on invoice if payment is made before the due date. Rebates are offset against amounts payable by the customers. To estimate the variable consideration for the expected future rebate, the Group applies the most likely method.

Contract assets

A contract asset is acceptance by the customer right to consideration in exchange for goods or services transferred to the customer. If the entities forming part of Restricted Group-II perform by transferring goods or services to a customer before the customer pays consideration or before acceptance by the customer, a contract asset is recognised for the earned consideration that is conditional.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the entities forming part of Restricted Group-II has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the entities forming part of Restricted Group-II transfers goods or services to the customer, a contract liability is recognised when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the entities forming part of Restricted Group-II performs under the contract.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Trade receivables

A receivable represents the right of entities forming part of Restricted Group-II to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section (g) Financial instruments – initial recognition and subsequent measurement.

j) Government Grants

Government grants are recognised at the fair value where there is a reasonable assurance that the grant will be received and the group will comply all with all attached conditions.

Government grant relating to income are deferred and recognised in the profit or loss over the period necessary to match them with the cost that they are intended to compensate and presented within other income.

Government grant relating to purchase of property, plant and equipment are included in non- current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets and presented within other income.

k) Foreign currencies

The functional currency of APSEPL is the United States Dollar (“US$”) and presentation currency for special purpose combined financial statement of Restricted Group-II is Indian rupees (“INR”). The Restricted Group-II entities which are having operations in India, use INR as the functional currency. The financial statements of APSEPL are translated into INR using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rates for equity transactions and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of other equity.

Functional currency is the currency of the primary economic environment in which a respective entity under Restricted Group-II operates and is normally the currency in which the respective entity under the Restricted Group-II primarily generates and expends cash.

Transactions in foreign currencies are initially recorded by the Restricted Entities at the functional currency spot rates at the date the transaction first qualifies for recognition

Conversion

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Exchange differences

Exchange differences arising on settlement or translation of monetary items are recognized in the statement profit and loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or statement of profit and loss are also recognized in other comprehensive income or statement of profit and loss, respectively).

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

l) Retirement and other employee benefits

Retirement benefit in the form of provident fund is a defined contribution scheme. The Restricted Group-II has no obligation, other than the contribution payable to the provident fund. The Restricted Group-II recognizes contribution payable to the provident fund scheme as an expense, when an employee renders the related service. If the contribution payable to the scheme for service received before the balance sheet date exceeds the contribution already paid, the deficit payable to the scheme is recognized as a liability after deducting the contribution already paid. If the contribution already paid exceeds the contribution due for services received before the balance sheet date, then excess is recognized as an asset to the extent that the pre-payment will lead to, for example, a reduction in future payment or a cash refund.

Retirement benefit in the form of gratuity is a defined benefit scheme. The costs of providing benefits under the scheme are determined on the basis of actuarial valuation at each year-end using the projected unit credit method. The actuarial valuation is carried out for the plan using the projected unit credit method.

The Restricted Group-II presents the leave as a current liability in the balance sheet, to the extent it does not have an unconditional right to defer its settlement for 12 months after the reporting date. Where Restricted Group-II has the unconditional legal and contractual right to defer the settlement for a period beyond 12 months, the same is presented as non-current liability. The Restricted Group-II measures the expected cost of such absences as the additional amount that it expects to pay as a result of the unused entitlement that has accumulated at the reporting date.

The Restricted Group-II recognizes termination benefit as a liability and an expense when the Restricted Group-II has a present obligation as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the termination benefits fall due more than 12 months after the balance sheet date, they are measured at present value of future cash flows using the discount rate determined by reference to market yields at the balance sheet date on government bonds.

The interest is calculated by applying the discount rate to the net defined benefit liability. The Restricted Group-II recognizes the following changes in the net defined benefit obligation as an expense in the statement of profit and loss:

⮚         Service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and

⮚         Interest expense.

m) Income taxes

Tax expense represents the sum of current tax and deferred tax of Restricted Group-II.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities by each entity in Restricted Group-II. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Restricted Group-II operates and generates taxable income.

Current income tax relating to items recognised outside profit or loss is recognised outside profit or loss (either in other comprehensive income or in equity). Current tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Restricted Group shall reflect the effect of uncertainty for each uncertain tax treatment by using either most likely method or expected value method, depending on which method predicts better resolution of the treatment.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Deferred Tax

Deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, on carry forward of unused tax credits and unused tax loss, subject to exceptions as below:

⮚	deferred income tax is not recognised on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
⮚	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates applicable on Restricted Group-II that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The carrying amount of deferred tax assets (including MAT credit available) of Restricted Group-II is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss (either in other comprehensive income or in equity). Deferred tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and liabilities of respective entities under Restricted Group-II are offset when they relate to income taxes levied by the same taxation authority and the entities intend to settle their current tax assets and liabilities on a net basis.

In the situations where one or more entities in the Restricted Group-II are entitled to a tax holiday under the Income-tax Act, 1961 enacted in India or tax laws prevailing in the respective tax jurisdictions where they operate, no deferred tax (asset or liability) is recognized in respect of temporary differences which reverse during the tax holiday period, to the extent the concerned entity’s gross total income is subject to the deduction during the tax holiday period. Deferred tax in respect of temporary differences which reverse after the tax holiday period is recognized in the year in which the temporary differences originate. However, the Restricted Group - II restricts recognition of deferred tax assets to the extent it is probable that sufficient future taxable income will be available against which such deferred tax assets can be realized. For recognition of deferred taxes, the temporary differences which originate first are considered to reverse first.

Current and deferred tax is recognised in the statement of profit and loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Minimum Alternate Tax

Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives future economic benefits in the form of adjustment to future income tax liability, is considered as an asset if there is convincing evidence that the entities forming part of the Restricted Group - II will pay normal income tax. Accordingly, MAT is recognised as an asset in the balance sheet when it is probable that future economic benefit associated with it will flow to the entities forming part of the Restricted Group-II.

n) Segment reporting

An operating segment is a component of the Restricted Group-II entities’ that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the other components, and for which discrete financial information is available. All operating segments’ operating results are regularly reviewed by the respective Restricted Group-II entities’ chief operating decision maker(s) to make decisions about resources to be allocated to the segments and assess their performance. The Parent’s chief executive officer is the chief operating decision maker.

The activities of Restricted Group-II entities mainly involve sale of electricity. Considering the nature of Restricted Group-II entities’ business and operations, there are no separate reportable operating segments in accordance with the requirements of Indian Accounting Standard 108, 'Operating Segments' referred in to Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016 and hence, there are no additional disclosures to be provided other than those already provided in the financial statements.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

o) Provisions

General

Provisions are recognized when the Restricted Group-II has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Restricted Group-II expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of profit and loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Decommissioning liability

Upon the expiration of a Power Purchase Agreement (PPA) or, if later, the expiration of the lease agreement for solar power plants located on leasehold land, the Restricted Group-II is required to remove the solar power plant and restore the land. The Restricted Group-II records a provision for such decommissioning costs. Decommissioning costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognised as part of the cost of the particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning liability. The unwinding of the discount is expensed as incurred and recognised in the statement of profit and loss as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

p) Impairment of non-financial assets

The Restricted Group - II, at each reporting date, assesses whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Restricted Group-II estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Impairment loss is recognized when the carrying amount of an asset exceeds recoverable amount and the asset is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Restricted Group-II bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year. To estimate cash flow projections beyond periods covered by the most recent budgets/forecasts, the Restricted Group-II extrapolates cash flow projections in the budget using a steady or declining growth rate for subsequent years, unless an increasing rate can be justified. In any case, this growth rate does not exceed the long-term average growth rate for the products, industries, or country or countries in which the entity operates, or for the market in which the asset is used.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Impairment losses of continuing operations are recognised in the statement of profit and loss.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Restricted Group-II estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

q) Contingent assets/liabilities

Contingent assets are not recognised. However, when realisation of income is virtually certain, then the related asset is no longer a contingent asset, and is recognised as an asset.

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Restricted Group-II or a present obligation that is not recognized because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably. The Restricted Group - II does not recognize a contingent liability but discloses its existence in the financial statements.

r) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

⮚	In the principal market for the asset or liability, or
⮚	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Restricted Group-II.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Restricted Group-II uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

⮚	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities
⮚	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
⮚	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Restricted Group-II determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Restricted Group-II determines the policies and procedures for both recurring fair value measurement, such as derivative instruments and unquoted financial assets measured at fair value, and for non-recurring measurement, such as assets held for distribution in discontinued operations.

External valuers are involved for valuation of significant assets and liabilities, if any. At each reporting date, the Restricted Group-II analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Restricted Group-II’s accounting policies.

For the purpose of fair value disclosures, the Restricted Group-II has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

This note summarises accounting policy for fair value. Other fair value related disclosures are given in the notes 34 and 35.

s) Cash and cash equivalents

Cash and cash equivalents in the Balance sheet comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the combined statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above.

t) Events occurring after the balance sheet date

Impact of events occurring after the balance sheet date that provide additional information materially effecting the determination of the amounts relating to conditions existing at the balance sheet date are adjusted to respective assets and liabilities.

The Restricted Group-II does not adjust the amounts recognised in its combined financial statements to reflect non-adjusting events after the reporting period.

The Restricted Group-II makes disclosures in the combined financial statements in cases of significant events.

u) Measurement of EBITDA

The Restricted Group-II has elected to present earnings before interest, tax, depreciation and amortisation (EBITDA) as a separate line item on the face of the statement of profit and loss. The Restricted Group-II measures EBITDA on the basis of profit/ (loss) from continuing operations. In its measurement, the Restricted Group-II does not include interest income, depreciation, finance cost and tax expense.

v) Changes in accounting policy and disclosures – New and amended standards

i)	Other Amendments

A number of other amendments to existing standards also became effective on April 01, 2021 and have been adopted by the Restricted Group-II. The adoption of these new accounting pronouncements did not have a significant impact on the accounting policies, method of computation or presentation applied by the Restricted Group-II.

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

ii)	Standards issued but not yet effective

The Restricted Group is currently evaluating the impact of the new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Restricted Group’s financial statements and does not expect to have significant impact on the Restricted Group’s financial statements. The Restricted Group has not early adopted any amendment, standard or interpretation that has been issued but is not yet effective. Refer the note “Standards notified but not yet effective” in Notes to Financial Statements.

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

5.	Property, plant and equipment

	Freehold land	Plant and machinery	Vehicles	Computers	Office equipment	Building	Total	Capital work in progress
Gross block
At April 01, 2020	667	35,189	11	1	3	1,997	37,868	514
Additions*	149	729	1	1	4	45	929	355
Disposals/Adjustments	-	278	-	-	-	23	301	806
At March 31, 2021	816	35,640	12	2	7	2,019	38,496	63
Additions*	105	86	1	10	1	14	217	211
Disposals/Adjustments **	-	15	-	-	-	-	15	138
At March 31, 2022	921	35,711	13	12	8	2,033	38,698	136

Depreciation/ Amortisation
At April 01, 2020	-	2,533	2	-	-	106	2,641	-
Charge for the year	-	1,912	2	-	1	82	1,997	-
Impairment expense#	-	644	-	-	-	-	644	-
Disposals/Adjustments	-	1	-	-	-	-	1	-
At March 31, 2021	-	5,088	4	-	1	188	5,281	-
Charge for the year	-	1,907	3	2	1	77	1,990	-
Disposals/Adjustments	-	2	-	-	-	-	2	-
At March 31, 2022	-	6,993	7	2	2	265	7,269	-

Net Block
At March 31, 2021	816	30,552	8	2	6	1,831	33,215	63
At March 31, 2022	921	28,718	6	10	6	1,768	31,429	136

* Addition during the year includes expenditure during construction period (refer note 33)

** Adjustments under 'Plant and machinery' includes adjustment for revised estimates in provision for decommissioning liabilities and adjustments related to capex payables to related parties amounting to INR NIL (March, 31 2021: INR 76 million) and INR NIL (March 31, 2021: INR 166 million) respectively. Also, refer note 13.1 and 40.

# Pursuant to share purchase agreement entered between the shareholders. Refer note 40.

Property, plant and equipment are pledged as collateral against borrowing, the details related to which is described in Note 12 on borrowings.

Capital work in progress (CWIP) ageing schedule

	Amount in CWIP for a period of
As at March 31, 2022 (Unaudited)	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Project in progress	136	-	-	-	136
Total	136	-	-	-	136

	Amount in CWIP for a period of
As at March 31, 2021 (Audited)	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Project in progress	63	-	-	-	63
Total	63	-	-	-	63

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Restricted Group - II

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

	As at	As at
	'March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
6. Non-current financial assets

6.1 Investments
Investments (at cost)
83,513 compulsorily convertible debentures 0.0% (March 31, 2020: 83,513) in Azure Power Thirty Seven Private Limited	221	221
Investment in equity share of fellow subsidiary #	-	-
Total	221	221

# During the year ended March 31, 2020, one of the entities of the Restricted Group-II, namely Azure Power Solar Energy Private Limited, acquired 1 equity share of its fellow subsidiary Azure Power India Private Limited (“AZI”) from its holding company Azure Power Global Limited ("APGL") for consideration of INR 0.006 million. The carrying value of the investment as at March 31, 2022 was INR 0.006 million.

# During the year ended March 31, 2021, one of the entities of the Restricted Group-II, namely Azure Power Makemake Private Limited, acquired 1 equity share of its fellow subsidiary Azure Power Forty One Private Limited (“AZI”) for consideration of INR 0.003 million. The carrying value of the investment as at March 31, 2022 was INR 0.003 million.

6.2 Trade receivables
Trade receivables (refer note 44)	135	-
Total	135	-

Break-up for trade receivables
Unsecured, considered good	135	-
Total	135	-

Trade receivables Ageing Schedule

			Outstanding for following periods from due date of payment
As at 31 March 2022	Unbilled receivables*	Current but not due**	Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	26	109	-	-	-	-	-	135
	26	109	-	-	-	-	-	135

* Unbilled receivables represents receivables where the goods and/or services have been provided to the customer, however, Company is yet to raise invoices to the customer.

** Current but not due represent receivables which aren't due as per credit terms agreed with the customer.

6.3 Loans
(Unsecured, considered good)
Carried at amortised cost

Performance bank guarantee receivable		7	6
Loans to fellow subsidiary companies (refer note 26) ##		-	15
Loans to holding company (refer note 26) ##		1,032	472
Total	(A)	1,039	493

## During the year ended March 31, 2021, some of the Restricted Group-II entities have renewed the loan given to Holding Company and fellow subsidiaries for long term and has classified the same accordingly. The loans outstanding at the end of the current year are repayable over the period of 3 years and carries interest rate of 10% p.a.

6.4 Other financial assets
Carried at amortised cost
Term deposits *		102	-
Security deposits		4	4
Interest accrued on loans and advances to holding company (refer note 26)		79	5
Interest accrued on loans and advances to fellow subsidiary companies (refer note 26)		8	4

Derivative instruments at fair value through OCI
Derivative assets ### (refer note 12.1 and 32)		1,936	769
Total	(B)	2,129	782

Total non-current financial assets	(A+B)	3,168	1,275

### This relates to US$ Senior Notes.

Azure Power Thirty Six Private Limited
*Axis Bank
Balance of INR 102 million as at March 31, 2022 (March 31, 2021: INR Nil)	Represents an amount of margin against Letter of credit.

Azure Power Forty Four Private Limited
*Indusind Bank
Balance of INR 25 million as at March 31, 2022 (March 31, 2021: INR Nil)	Represents an amount of bank gaurantee.

7. Income tax assets (net)
Advance income-tax (net of provision for tax)	34	14
Total	34	14

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

	As at	As at
	'March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
8. Other non-current assets

Secured	32	167
Capital advances to related parties (refer note 26)	3	7
Capital advances to others	69	72
Prepaid assets	211	217
Prepaid assets - Land use rights	315	463

9. Current financial assets
(Carried at amortised cost, unless stated otherwise)

9.1 Trade receivables
Trade receivables (refer note 44)	1,143	1,001
Total	1,143	1,001

Break-up for trade receivables
Unsecured, considered good	1,143	1,001
Trade receivable – credit impaired	90	28
Total	1,233	1,029

Impairment allowance (allowance for bad and doubtful receivables)
Trade Receivables - credit impaired	(90)	(28)
Total	1,143	1,001

Total trade receivables	1,143	1,001

Trade receivables Ageing Schedule

			Outstanding for following periods from due date of payment
As at 31 March 2022 (Unaudited)	Unbilled receivables*	Current but not due**	Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	529	305	143	146	1	-	-	1,124
Undisputed Trade receivable – credit impaired	-	-	-	8	-	-	1	9
Disputed Trade receivables - considered good	-	-	-	19	-	-	-	19
Disputed Trade receivables – credit impaired	-	-	1	29	38	11	2	81
	529	305	144	202	39	11	3	1,233

			Outstanding for following periods from due date of payment
As at 31 March 2021 (Audited)	Unbilled receivables*	Current but not due**	Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	436	311	218	30	6	-	-	1,001
Undisputed Trade receivable – credit impaired	-	4	1	5	-	-	-	10
Disputed Trade receivables – credit impaired	-	-	-	0	14	4	-	18
	436	315	219	36	19	4	-	1,029

Trade receivables are non-interest bearing and are generally on terms of 30 to 60 days.
* Unbilled receivables represents receivables where the goods and/or services have been provided to the customer, however, Company is yet to raise invoices to the customer.
** Current but not due represent receivables which aren't due as per credit terms agreed with the customer.

9.2 Cash and cash equivalents

Balances with banks:
- On current accounts	372	36
- Deposits with original maturity of less than 3 months	302	415
Total	674	451

9.3 Other bank balances
- Deposits with original maturity for more than 3 months but remaining maturity of less than 12 months	1,705	1,333
Total	1,705	1,333

9.4 Loans
(Unsecured, considered good)
Loans to holding company (refer note 26)	-	11
Loans to fellow subsidiary companies (refer note 26)	30	30
Total	30	41

Restricted Group - II

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

	As at	As at
	'March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
9.5 Other financial assets
Carried at amortised cost
Interest accrued on term deposits	11	8
Interest accrued on loans and advances to fellow subsidiary companies (refer note 26)	3	9
Fixed deposits with original maturity more than 12 months*	26	-
Receivable from fellow subsidiary companies (refer note 26)	1	8
Receivable from holding company (refer note 26)	94	12
Others**	5	-
Carried at fair value through profit or loss
Firm Commitment	1	-
Total	141	37

*This amount related to bank guarantee.
** Includes receivables in relation to GST refund.

10. Other current assets
Balance with statutory / government authorities	2	-
Prepaid assets	16	18
Prepaid assets - Land use rights	9	9
Advance to vendors	13	4
Employee advances	1	1
Total	41	32

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Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

11.1 Equity share capital*

Particulars

Shares (Aggregate of Restricted Group-II entities):	Number of shares	Amount
At April 01, 2020	71,26,399	73
Addition during the period	-	-
At March 31, 2021	71,26,399	73
Addition during the period	-	-
At March 31, 2022	71,26,399	73

* Equity share capital represents the aggregate amount of the share capital of Restricted Group-II entities as at the respective year ends and does not necessarily represent legal share capital for the purpose of the Restricted Group-II.

A. Terms/ rights attached to shares

The respective Restricted Group-II's entities have only one class of equity shares, Indian entities having a par value of INR 10/- per share and Mauritius entity having a par value of USD 100/- per share. Each holder of equity shares is entitled to one vote per share. In the event of liquidation, the holders of equity shares will be entitled to receive remaining assets of the entity, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

11.2 Other equity*

For the year ended March 31, 2022:

	Reserves and surplus		Items of other comprehensive income
Particulars	Deficit in the combined statement of profit and loss	Securities premium reserve	Exchange differences on translating the financial statements of foreign operations	Defined benefit plans (refer note 38)	Effective portion of Cash flow hedges (refer note 32)	Total equity
At April 01, 2021	(3,295)	9,872	(1,202)	(1)	681	6,055
Loss for the year	(914)	-	-	-	-	(914)
Other comprehensive income/(loss)	-	-	(806)	(1)	213	(594)
At March 31, 2022	(4,209)	9,872	(2,008)	(2)	894	4,547

For the year ended March 31, 2021

	Reserves and surplus		Items of other comprehensive income
Particulars	Deficit in the combined statement of profit and loss	Securities premium reserve	Exchange differences on translating the financial statements of foreign operations	Defined benefit plans (refer note 38)	Effective portion of Cash flow hedges (refer note 32)	Total equity
At April 01, 2020	(1,678)	9,872	(1,842)	-	909	7,261
Loss for the year	(1,617)	-	-	-	-	(1,617)
Other comprehensive income/(loss)	-	-	640	(1)	(228)	411
At March 31, 2021	(3,295)	9,872	(1,202)	(1)	681	6,055

** Other equity represents the aggregate amount of other equity of Restricted Group-II entities as at the respective year ends.

Note:

Deficit in the statement of profit and loss are the losses of the Restricted Group-II incurred till date net of appropriations.

Securities premium reserve is used to record the premium on issue of shares. The reserve can be utilised only for limited purposes such as issuance of bonus shares in accordance with the provisions of the Companies Act, 2013.

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity.

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Restricted Group - II

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

	As at	As at
	'March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
12. Non-current financial liabilities

12.1 Non-current borrowings
At amortised cost
Term loans (secured)
Bond (secured)
- 5.65% Senior Notes*	26,292	25,413
Loans from related parties (Unsecured)
Loans from holding company (refer note 26)#	395	400
Loans from fellow subsidiary (refer note 26)#	111	126
Loan from others##	848	-
Total	27,646	25,939

#The loans are repayable over the period of 5 years.

##Pertains to unsecured term loans taken by certain entities from Radiance Renewables Private Limited amounting to INR 848 million as at March 31, 2022 (INR Nil as at March 31, 2021) pursuant to share purchase agreement relating to disposal of rooftop entities. These loans carries interest rate of 10% p.a.

a) Azure Power Solar Energy Private Limited

*5.65% Senior Notes	During the year ended March 31, 2020, Azure Power Solar Energy Private Limited issued 5.65% US$ denominated Senior Notes (“5.65% Senior Notes” or “Green Bonds”) and raised INR 24,400 million net of discount of INR 7 million at 0.03% and issuance expense of INR 397 million. The discount on issuance of the Green Bonds and the issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).
Interest Rate- 5.65%	In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.65% Senior Notes are payable on a semi-annual basis and the principal amount is payable in December 2024. As of March 31, 2022, the net carrying value of the Green Bonds was INR 26,292 million. The Parent Company continues to guarantee the principal and interest repayments to the investors and the guarantee shall become ineffective on meeting certain financial covenants. The Green Bonds are secured fixed charge by the Company over the capital stock of Azure Power Solar Energy Private Limited (refer note 6.4 – Derivative assets). Investment of APSEL in non-convertible debentures of RG group entities are further secured by a first priority security interest (to be shared on pari-passu basis) over all immovable properties of the RG entities by an equitable mortgage.

12.2 Other non-current financial liabilities
Carried at amortised cost

Interest accrued but not due on borrowings from fellow subsidiary companies (refer note 26)	21	39
Interest accrued and not due on borrowings from holding company (refer note 26)	135	94
Payable to fellow subsidiary companies (refer note 26)	7	37
Payable for purchase of capital goods to related parties (refer note 26 and 40)	3,225	3,821
Interest expense payable to holding company for capital expenditure (refer note 26)	570	363
Total	3,958	4,354

13. Provisions

13.1 Non-current
Provision for gratuity (refer note 38)	4	3
Provision for decommissioning liabilities #	275	257
Total	279	260

# Provision has been recognised for decommissioning costs associated with solar power plants being constructed on leasehold lands. The respective entities under Restricted Group-II are under an obligation to decommission the plant at the expiry of the lease term before handing over the leasehold lands to the lessors.

Movement in provision for decommissoning liabilities
Opening balance	257	257
Impact of change in estimate during the year	-	(10)
Reversals during the year	-	(7)
Accretion during the year	18	17
Closing Balance	275	257

13.2 Current
Provision for compensated absences	2	3
Total	2	3

14. Other non-current liabilities
Deferred viability gap funding income	327	315
Deferred Government grant	83	90
Total	410	405

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Restricted Group - II

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

	As at	As at
	'March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
15. Current financial liabilities
(Carried at amortised cost)

15.1 Trade payables
- Total outstanding dues of micro enterprises and small enterprises (refer note 29)	3	2
(A)	3	2

- Total outstanding dues of creditors other than micro enterprises and small enterprises#	146	345
-Trade payables to related parties#	237	49
(B)	383	394

Total (A + B)	386	396

# (a) Trade payables are non-interest bearing and are normally settled upto 90 days terms.

(b) For terms and conditions relating to related party payables, see note 26.

Trade payables Ageing Schedule

			Outstanding for following periods from due date of payment
As at 31 March 2022	Unbilled dues*	Not due trade payable**	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Total outstanding dues of micro enterprises and small enterprises	-	-	2	1	-	-	3

Total outstanding dues of creditors other than micro enterprises and small enterprises	122	7	252	1	1	-	383
	122	7	254	2	1	-	386

			Outstanding for following periods from due date of payment
As at 31 March 2021	Unbilled dues*	Not due trade payable**	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Total outstanding dues of micro enterprises and small enterprises	-	-	2	-	-	-	2

Total outstanding dues of creditors other than micro enterprises and small enterprises	185	0	204	5	0	0	394
	185	0	206	5	0	0	396

* Unbilled dues represents payables where the goods and/or services have been received, however, Company is yet to receive invoices from the vendors.
** Not due trade payable represent balances which are not due as per credit terms agreed with the vendor.

15.2 Other financial liabilities
Other financial liabilities at amortised cost
Interest accrued but not due on borrowings	404	392
Interest accrued and not due on borrowings from fellow subsidiary company (refer note 26)	25	-
Contractually reimbursable expenses to holding company (refer note 26)	33	196
Other payables	2	1
Payable for purchase of capital goods to others	127	14
Financial liabilities at fair value through OCI
Derivative liabilities	893	-
Total	1,484	603

16. Current tax liabilities (net)
Provision for income tax	-	2
Total	-	2

17. Other current liabilities
Statutory dues	32	36
Deferred viability gap funding income	29	29
Deferred government grant	6	6
Total	67	71

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Restricted Group - II

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

	As at	As at
	'March 31, 2022	March 31, 2021
	(Unaudited)	(Audited)
18.1 Deferred tax liabilities (net)
Deferred tax liability	569	280
Total	569	280

18.2 Deferred tax assets
Deferred tax asset	306	314
Total	306	314

18.3 Reconciliation of deferred tax asset/(liabilities) (net)

	As at April 1, 2020	Provided during the year	As at March 31, 2021 (Audited)	Provided during the year	As at 'March 31, 2022 (Unaudited)
Deferred tax liability:
Difference between tax depreciation and depreciation charged for financial reporting	3137	966	4,103	598	4,701
Gross deferred tax liability (A)	3,137	966	4,103	598	4,701

Deferred tax assets:
Unabsorbed depreciation and brought forward losses	3,040	1,045	4,085	309	4,394

Impact of deferred revenue	107	(20)	87	5	92
Depreciation on asset decommissioning liability	80	(15)	65	5	70
MAT credit entitlement	11	(6)	5	(3)	2
Other temporary differences	12	3	15	24	39
Gross deferred tax assets (B)	3,250	1,007	4,257	339	4,596
Deferred Tax asset / (liability) (Net) (A - B)	113	41	154	(260)	(106)

Deferred tax liability recognised in Other Comprehensive Income	(160)	40	(120)	(38)	(158)
Deferred tax asset/(liability) (net) after OCI	(47)	81	34	(298)	(263)

Azure Power Solar Energy Private Limited is incorporated in Mauritius having applicable income tax rate of 15%. However, the group's significant operations are based in India and are taxable as per Indian Income Tax Act, 1961. For effective tax reconciliation purposes, the applicable tax rate in India has been considered.

	For the year ended	For the year ended
	'March 31, 2022	March 31, 2021
	(Unaudited)	(Audited)
Accounting profit before income tax	(489)	(1,492)
Applicable statutory income tax rate	25.17%	25.17%
Tax at applicable tax rate	(123)	(376)

Adjustments:
Permanent difference disallowed under income tax Act	457	504
Carry forward losses reversing in the tax holiday	(10)	(96)
Difference in written down value not considered for deferred tax purposes	26	(17)
Adjustments in relation to tax expense of previous years	4	(2)
Tax Effect of ASEPL Mauritius entity	109	111
Impact of different income tax rates	(34)	(32)
Other	(4)	33
Total	548	501

Total tax expense	425	125

Component of tax expenses
Current tax expense	162	168
Adjustments in relation to tax expense of previous years	3	(2)
Deferred tax expense	260	(41)
Total tax expense	425	125

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

	For the year ended	For the year ended
	'March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)

19. Revenue from operations
Revenue from contracts with customers*
Sale of power (refer note 27)	4,453	4,458
Other operating revenues
Viability gap funding income	28	25
Government grants related to assets	12	6
Income from carbon credit emmission	544	52
Total	5,037	4,541

* There is no difference between revenue recognised as per P& L and contracted price therefore no reconciliation is required to be disclosed as revenue recognized at the time, hence the performance obligation is met at the same time.

20. Non Operating Income

20.1 Interest income on financial assets measured at amortised cost:
- Term deposits	49	42
- Loan to holding/fellow subsidiary companies (refer note 26)	88	23
Total	137	65

20.2 Other income
Provision for doubtful debts written back	8	-
Liabilities no longer required written back	65	10
Miscellaneous income	11	4
Total	84	14

21. Employee benefits expense
Salaries, wages and bonus	27	31
Contribution to provident and other funds (refer note 38)	2	2
Gratuity expense (refer note 38)	1	1
Total	30	34

22. Depreciation and amortisation expense
Depreciation of tangible assets (refer note 5)	1,990	1,997
Depreciation of right-of-use assets (refer note 30)	32	32
Total	2,022	2,029

23. Finance cost
Interest expenses on financial liabilities measured at amortised cost:
-5.65% Senior Notes*	2,375	2,375
-Loan from holding/fellow subsidiary companies (refer note 26)	416	448
-Lease liabilities (refer note 30)	77	73
Other finance costs**	33	20
Total	2,901	2,916

*Including amortisation of hedging cost of INR 821 million (March 31, 2021: INR 818 million)

** Primarily includes adjustment related to interest on decommissioning liabilities and interest to micro and small enterprises.

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

	For the year ended	For the year ended
	‘March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
24. Other expenses
Guest house expenses	5	5
Rent (refer note 30)	9	10
Rates and taxes	138	172
Insurance	56	59
Repair and maintenance
-Plant and machinery	86	53
-Other repairs	30	28
Travelling and conveyance	5	4
Communication costs	2	2
Legal and professional fees	22	26
Payment to auditor	4	5
Corporate social responsibilities*	1	-
Management fees (refer note 26)	265	34
Provision for doubtful debts (refer note 36)	70	19
Bad debts written off (refer note 36)	9	2
Recruitment expenses	2	2
Security charges	41	45
Bank charges	4	3
Loss on sale of fixed assets (net)	7	11
Loss on lease modification	-	1
Miscellaneous expenses	38	8
Total	794	489
Payment to auditor:
As auditor:
Audit fee	4	5
In Other Capacity
Reimbursement of expenses	-	-
Total	4	5

* Disclosure relating to Corporate Social Responsibility (CSR) Expenditure

As per provision of Section 135 of the Companies Act, 2013 read with Companies Amendment Act, 2021, the Company has to spent at least 2% of the average profits of the preceding three financial years towards CSR. Accordingly, a CSR committee has been formed for carrying out the CSR activities as per Schedule VII of the Companies Act, 2013.

	For the year ended	For the year ended
	31-03-2022 (Unaudited)	31-03-2021 (Audited)
Amount required to be spent by the company during the year	1	-
Amount of expenditure incurred	1	-
Shortfall at the end of the year	-	-
Total of previous years shortfall	-	-
Reason for shortfall	-	-
Nature of CSR activities	Skill development	-
Details of related party transactions	-	-

25. Earning per share

The special purpose combined financial statements do not represent legal structure and are aggregated for a specific purpose. Accordingly, Earning Per Share (EPS) on aggregated number of shares have not been disclosed.

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

26. Related party disclosures:

Related parties where control exists:

Parent Company:	Azure Power Global Limited (w.e.f July 22, 2015)

Holding company of Restricted Group - II entities:
Azure Power Solar Energy Private Limited	Azure Power Global Limited
Azure Power Earth Private Limited	Azure Power India Private Limited
Azure Power Makemake Private Limited	Azure Power India Private Limited
Azure Power Mercury Private Limited	Azure Power India Private Limited
Azure Power Uranus Private Limited	Azure Power India Private Limited
Azure Power Venus Private Limited	Azure Power India Private Limited
Azure Power Saturn Private Limited	Azure Power India Private Limited
Azure Power Thirty Three Private Limited	Azure Power India Private Limited
Azure Power Thirty Four Private Limited	Azure Power India Private Limited
Azure Power Thirty Six Private Limited	Azure Power India Private Limited
Azure Power Forty Four Private Limited	Azure Power India Private Limited

Key managerial personnel:	Mr. Preet Mohinder Sandhu (Director till December 3, 2020)
Mr. Sanjeev Bhatia (Director till September 15, 2020)
Ms. Samitla Subba (Director w.e.f. September 21, 2020 till November 21, 2022 (except for 2 entities))
Mr. Srinagesh Ramabhotla (Additional director w.e.f. November 13, 2019 till July 13, 2022)
Mr. Kapil Sharma (Appointed director w.e.f. October 25, 2018)
Mr. Khalid Muhammad Peyrye (Director from April 2, 2018)
Mrs. Yung Oy Pin Lun Leung (Director w.e.f. November 13, 2019)
Mr. Nitin Vaid (Appointed additional director w.e.f December 2, 2020 till March 08, 2022)
Mr. Gaurang Sethi (Appointed additional director w.e.f. December 2, 2020)
Kishore Kumar (Appointed director w.e.f. March 11, 2022)
Mr. Rajani Kumar Chinnari (Appointed as additional director w.e.f. November 21, 2022

Related parties with whom transactions have taken place during the year:

Holding company of 10 Indian entities of Restricted Group-II:	Azure Power India Private Limited

Fellow subsidiary company:	Azure Power Thirty Seven Private Limited
Azure Sun Energy Private Limited
Azure Green Tech Private Limited
Azure Power Jupiter Private Limited
Azure Photovoltaic Private Limited
Azure Sunshine Private Limited
Azure Power Forty One Private Limited
Azure Power Forty Three Private Limited
Azure Power Infrastructure Private Limited
Azure Power Pluto Private Limited
Azure Power Rooftop Private Limited
Azure Solar Solutions Private Limited
Azure Sunrise Private Limited
Azure Power Venus Private Limited
Azure Power Thirty Three Private Limited

Following transactions were carried out with related parties in the ordinary course of business:

1. Transactions during the year

	Holding company		Fellow subsidiary company
Nature of transaction	For the period ended March 31, 2022 (Unaudited)	For the period ended March 31, 2021 (Audited)	For the period ended March 31, 2022 (Unaudited)	For the period ended March 31, 2021 (Audited)
a). Expenditure incurred on behalf of Restricted Group by
Azure Power India Private Limited	80	17	-	-
Azure Power Forty Three Private Limited	-	-	7	-
Azure Power Pluto Private Limited	-	-	3	-
Azure Power Rooftop Pvt Ltd	-	-	0	-

b). Purchase of capital goods and services
Azure Power India Private Limited	-	292	-	-
Azure Power Forty Three Private Limited	-	-	-	33
Azure Power Venus Private Limited	-	-	-	7

c). Sale of capital goods and services
Azure Power India Private Limited	-	7	-	-
Azure Green Tech Private Limited	-	-	1	4
Azure Power Jupiter Private Limited	-	-	5	5
Azure Power Thirty Three Private Limited	-	-	-	7
Azure Power Rooftop Pvt Ltd	-	-	2	-

d). Operation and maintenance services received (including GST)
Azure Power India Private Limited	-	5	-	-

e). Management services received (including GST)
Azure Power India Private Limited	265	34	-	-

f). Loan given
Azure Power India Private Limited	560	483	-	-

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

26. Related party disclosures (continued):

	Holding company		Fellow subsidiary company
Nature of transaction	For the period ended March 31, 2022 ((Unaudited)	For the period ended March 31, 2021 (Audited)	For the period ended March 31, 2022 (Unaudited)	For the period ended March 31, 2021 (Audited)
g). Repayment of loan given
Azure Power India Private Limited	11	-	-	-
Azure Power Forty One Private Limited	-	-	-	1
Azure Power Solar Solution Private Limited	-	-	15	-

h). Interest income from loan
Azure Power India Private Limited	84	19	-	-
Azure Solar Solutions Private Limited	-	-	1	1
Azure Sun Energy Private Limited	-	-	3	3

i) Repayment of borrowings
Azure Power India Private Limited	1	5	-	-
Azure Power Rooftop Pvt Ltd	-	-	15	-

j). Interest expense
Azure Power India Private Limited	405	434	-	-
Azure Power Infrastructure Private Limited	-	-	5	4
Azure Power Pluto Private Limited	-	-	7	8
Azure Power Rooftop Private Limited	-	-	1	2

2. Balances outstanding at the end of the year

	Holding company		Fellow subsidiary company
Nature of transaction	As on March 31, 2022 (Unaudited)	As on March 31, 2021 (Audited)	As on March 31, 2022 (Unaudited)	As on March 31, 2021 (Audited)
a). Receivable
Azure Power India Private Limited	126	179	-	-
Azure Power Rooftop Private Limited	-	-	-	2
Azure Green Tech Private Limited	-	-	-	1
Azure Power Jupiter Private Limited	-	-	-	5

b). Payables
Azure Power India Private Limited	271	245	-	-
Azure Power Forty Three Private Limited	-	-	-	33
Azure Power Rooftop Private Limited	-	-	4	4
Azure Power Pluto Private Limited	-	-	3	0

c). Payable for purchase of capital goods
Azure Power India Private Limited*	3,225	3,211	-	-

d). Borrowings
Azure Power India Private Limited	395	400	-	-
Azure Power Infrastructure Private Limited	-	-	40	40
Azure Power Pluto Private Limited	-	-	71	71
Azure Power Rooftop Private Limited	-	-	-	15

e). Interest payable
Azure Power India Private Limited	111	457	-	-
Azure Power Infrastructure Private Limited	-	-	21	17
Azure Power Pluto Private Limited	-	-	23	18
Azure Power Rooftop Private Limited	-	-	-	4

f). Loans given
Azure Power India Private Limited	1,032	483	-	-
Azure Solar Solutions Private Limited	-	-	-	15
Azure Sun Energy Private Limited	-	-	30	30

g). Interest income receivable on loan given
Azure Power India Private Limited	79	5	-	-
Azure Solar Solutions Private Limited	-	-	-	4
Azure Sun Energy Private Limited	-	-	11	9

g). Outstanding guarantee given by holding company on our behalf
Azure Power Global Limited	26,292	25,413	-	-

h). Investment in associate company
Azure Power Thirty Seven Private Limited	-	-	221	221

Note:

Terms and conditions of transactions with related parties:

- The transactions with related parties are made on terms equivalent to those that prevail in ann's length transactions. Outstanding balances at the year-end are unsecured and settlement occurs in cash. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

- Loans from/to related parties carry an interest rate of 10%-10.60% p.a. and are repayable/receivable in accordance with the terms of the respective agreement.

- Loans from holding company/fellow subsidiary and payable for purchase of capital goods to related parties are non-current pursuant to the restrictions under the bond indenture of senior notes and will be settled post maturity of such senior notes.

- There has been no transaction with Key Managerial Personnel during the year ended March 31, 2022 and March 31, 2021.

- Refer note 6.2, 9.4 and 12. l for loan taken from and provided to the holding company/fellow subsidiaries.

*After adjusting INR Nil (INR 166 million during fiscal year ended March 31, 2021) relating to capex payables adjusted pursuant to share purchase agreement. Also, refer note 40 for details.

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

27. Segment information

The Restricted Group-II primarily is carrying out business activities relating to generation of electricity through non-conventional and renewable sources (refer Note 1) which according to the management, is considered as the only business segment. Accordingly, no separate segmental information has been provided herein. The Restricted Group-II entities’ principal operations, revenue and decision making functions are all located in India and there are no revenue and non-current assets outside India.

A. Information about revenue from major customers who contributed 10% or more relating to revenue from sale of power:

	Revenue from external customers	Revenue from external customers
Particulars	For the year ended 'March 31, 2022 (Unaudited)	For the year ended March 31, 2021 (Audited)
Revenue from operations
Gujarat Urja Vikas Nigam Limited	1,465	1,510
Solar Energy Corporation of India Limited	706	755
Maharashtra State Electricity Distribution Company Limited	972	1,048

B. Revenue from major products and services

Particulars	For the year ended 'March 31, 2022 (Unaudited)	For the year ended March 31, 2021 (Audited)
Sale of power	4,453	4,458
Total	4,453	4,458

28. Contract balances

The following table provides information about trade receivables, contract assets and liabilities and deferred revenue from customers as at March 31, 2022 and March 31, 2021.

Particulars	As at 'March 31, 2022 (Unaudited)	As at March 31, 2021 (Audited)
Current assets
Trade receivables	1,278	1,001

Non-current liabilities
Deferred viability gap funding income	327	315
Deferred Government grant	83	90

Current liabilities
Deferred viability gap funding income	29	29
Deferred Government grant	6	6

The space has been intentionally left blank

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

29.	Details of dues to micro and small enterprises as defined under the MSMED Act, 2006

The Micro and Small Enterprises have been identified by management from the available information, which has been relied upon by the auditors. On the basis of the information and records available with the management, following are outstanding dues -

Particulars	For the period ended March 31, 2022 (Unaudited)	For the period ended March 31, 2021 (Audited)
The principal amount and the interest due thereon remaining unpaid to any supplier as at the end of each accounting year	3	2
Principal amount due to micro and small enterprises	1	2
Interest due on above	2	-
The amount of interest paid by the buyer in terms of section 16 of the MSMED Act 2006 along with the amounts of the payment made to the supplier beyond the appointed day during each accounting year	-	-
The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under the MSMED Act 2006.	-	-
The amount of interest accrued and remaining unpaid at the end of each accounting year	2	-
The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise for the purpose of disallowance as a deductible expenditure under section 23 of the MSMED Act 2006	-	-

The space has been intentionally left blank

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

30.	Leases

Restricted Group - II entities as lessee:

Land leases:

Information about the leases for which the Restricted Group-II entities are lessee is presented below:

Right-of-use assets:

	For the year ended	For the year ended
	March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
Opening balance	780	822
Additions during the year	-	1
Lease modification during the year	-	(9)
Depreciation for the year*	(32)	(33)
Closing balance	748	780

*including capitalisation of INR Nil during the year (March 31, 2021: INR 1 million)

Lease liabilities:

Set out below are the carrying amounts of lease liabilities and the movement during the year:

	For the year ended March 31, 2022	For the year ended March 31, 2021
Particulars	(Unaudited)	(Audited)
Opening balance	799	807
Additions during the year	-	1
Accretion of interest**	77	76
Lease modification during the year	-	(8)
Payments	(71)	(77)
Closing balance	805	799

**including capitalisation of INR Nil during the year (March 31, 2021: INR 3 million)

	As at	As at
Particulars	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Current	70	68
Non-current	735	731
Total	805	799

Below are the amounts recognised by the Restricted Group-II entities in the statement of profit and loss:

Particulars	As at March 31, 2022 (Unaudited)	As at March 31, 2021 (Audited)
Depreciation of right-of-use assets	32	32
Interest on lease liabilities	77	73
Expenses relating to short-term leases	9	10
Loss on lease modification	-	1
Total	118	116

Below is the amount recognised by the Restricted Group-II entities in the statement of cash flows:

Particulars	As at March 31, 2022 (Unaudited)	As at March 31, 2021 (Audited)
Total cash outflow for leases	71	77

Extension options:

Land leases contain extension options exercisable by the entities in Restricted Group-II before the end of the non-cancellable contract period. Where practicable, the Restricted Group-II entities seek to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only on mutual agreement. The Restricted Group-II entities assesse at lease commencement whether it is reasonably certain to exercise the extension options. The Restricted Group-II entities reassess whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control.

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

31.	Commitments and contingencies

a)	Commitments

(i) The Restricted Group has commitments of INR 145 million (net of advances) (March 31, 2021: INR 28 million) for purchases of assets for the construction of solar power plants.

(ii) The entities of Restricted Group-II have entered in to Power Purchase Agreement (PPA) with following parties:

Name of Authority	Agreement date	Rate (INR)	Period
Punjab State Corporation Limited	31-Mar-15	7.33/kwh	25 Years
Punjab State Corporation Limited	31-Mar-15	7.19/kwh	25 Years
Ordnance Factory, Bhandra	03-May-16	5.50/kwh	25 Years
Ordnance Factory, Ambajhari	08-May-16	5.31/kwh	25 Years
Solar Energy Corporation of India Limited	21-Oct-16	4.43/kwh	25 Years
Delhi Metro Rail Corporation Limited	19-Apr-16	5.55/kwh	25 Years
Solar Energy Corporation of India Limited	26-Sep-16	4.43/kwh	25 Years
Gujarat Urja Vikas Nigam Limited	24-Oct-17	2.67/kwh	25 Years
Ahmedabad Division, Western Railway, a part of Indian Railway	17-Apr-17	4.64/kwh	25 Years
Agra Division, North Central Railway, a part of Indian Railway	13-Apr-17	4.58/kwh	25 Years
Allahabad Division, North Central Railway, a part of Indian Railway	13-Apr-17	4.58/kwh	25 Years
Bhavnagar Division, Western Railway, a part of Indian Railway	17-Apr-17	4.64/kwh	25 Years
Rail Spring Karkhana Sithouli Gwalior, North Central Railway, a part of Indian Railway	13-Apr-17	4.58/kwh	25 Years
Jhansi Division, North Central Railway, a part of Indian Railway	13-Apr-17	4.58/kwh	25 Years
Jhansi Workshop, North Central Railway, a part of Indian Railway	13-Apr-17	4.58/kwh	25 Years
North Western Railway, a part of Indian Railway	13-Apr-17	4.98/kwh	25 Years
Rajkot Division, Western Railway, a part of Indian Railway	13-Apr-17	4.64/kwh	25 Years
Ratlam Division, Western Railway, a part of Indian Railway	18-Apr-17	4.64/kwh	25 Years
Vadodara Division, Western Railway, a part of Indian Railway	17-Apr-17	4.64/kwh	25 Years
Mumbai Central Division, Western Railway, a part of Indian Railway	13-Apr-17	4.64/kwh	25 Years
The Green Energy Development Corporataion of Odisha Limited	30-Jul-16	5.69/kwh	25 Years
Bangalore Electricity Supply Company Limited	20-Apr-18	2.93/kwh	25 Years
Hubli Electricity Supply Company Limited	20-Apr-18	2.93/kwh	25 Years
Maharashtra State Electricity Distribution Company Limited	30-Jul-18	2.72/kwh	25 Years

b)	Contingent Liabilities:

During the current fiscal year, the Hon’ble Supreme Court of India (SCI) passed an order for a petition filed under public interest litigation (PIL) aimed at the conservation of two species of birds, the Great Indian Bustard and the Lesser Florican. The SCI directed the transmission operators in the states of Rajasthan and Gujarat to convert overhead power lines to underground lines and in the interim to install bird diverters on the overhead lines. In the order, the SCI also required the formation of a committee for evaluating the feasibility of conversion of overhead lines to underground, wherever considered feasible by committee, the conversion of overhead lines to underground is to take place within a period of one year. The order included the pass-through of the cost of conversion incurred to the ultimate consumer, subject to approval of the Competent Regulatory Authority. The Union of India (Ministry of Power, New and Renewable Energy and Environment, Forest and Climate Change) has submitted a modification application seeking allowance for laying of over-head cables outside priority areas as well as inside priority areas if the cables are of high/extra high voltage of 66KV or above. The application further recommended that even for lines of 33 kV and below, if there are constraints on availability of land and safety concerns, this should be referred to the committee formed by recommendation of the SCI, which could assess the feasibility of the undergrounding.

Management believes that any costs incurred to comply with the SCI order are likely to be substantially or wholly recoverable by the Company under the provisions of pass-through of costs under provisions of change in law and/or force majeure of their respective PPAs. Subsequent to year end, Hon’ble Supreme Court during the hearing dated April 21, 2022 has further directed the developers and authorities for installation of bird diverters in the priority areas of Gujarat and Rajasthan no later than July 20, 2022. The Supreme court further directed the states of Rajasthan and Gujarat and private power producers to assess the total length of transmission lines and the number of bird diverters required, falling under the priority areas, the exercise is completed within three weeks from this order. Based of evaluation of management the capital outflow for acquisition and installation of bird divertors are not material.

The space has been intentionally left blank

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

32.	Hedging activities and derivatives

Contracts designated as Cash flow hedges

The Company hedged the foreign currency exposure risk related to certain investments in Restricted Group-II entities denominated in foreign currency through call spread option with full swap for coupon payments. The foreign currency forward contracts and options were not entered for trading or speculative purposes.

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested on a quarterly basis using dollar offset method. When the relationship between the hedged items and hedging instrument is highly effective at achieving offsetting changes in cashflows attributable to the hedged risk, the Company records in other comprehensive income the entire change in fair value of the designated hedging instrument that is included in the assessment of hedge effectiveness. The gain or loss on the hedge contracts shall be reclassified to interest expense when the coupon payments and principal repayments are made on the related investments. The hedge contracts were effective as of March 31, 2022.

Ind AS 109, Financial Instruments, permits recording the cost of hedge over the period of contract based on the effective interest rate method. The Restricted Group-II determined the cost of hedge at the time of inception of the contract was INR 4,064 million and recorded an expense of INR 821 million and INR 818 million during the year ended March 31, 2022 and March 31, 2021 respectively.

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2022 and March 31, 2021:

	Foreign currency option contracts
	As at March 31, 2022 (Unaudited)	As at March 31, 2021 (Audited)
Notional Amount (US$ denominated)	351	350
Non-current – Other financial assets (INR)	1,936	769
Current – Other financial Liability (INR)	893	-
Current – Other financial Asset (INR)	1	-

33.	Capitalization of expenditure

During the year, the Restricted Group-II has capitalized the following expenses of revenue nature to the capital work-in-progress (CWIP)/property, plant and equipment. Consequently, expenses disclosed under the respective notes are net of amounts capitalized by the respective companies under Restricted Group-II.

Particulars	For the year ended March 31, 2022 (Unaudited)	For the year ended March 31, 2021 (Audited)
Project development expenses	-	1
Finance cost	-	3
Depreciation of right-of-use assets	-	1
Total	-	5

The space has been intentionally left blank

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

34.	Fair values

Set out below, is a comparison by class of the carrying amounts and fair value of the Restricted Group-II's financial instruments :

	Carrying value		Fair value
	As at	As at	As at	As at
	'March 31, 2022	March 31, 2021	'March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Financial assets at amortised cost
Non-current trade receivables	135	-	135	-
Non-current security deposits	4	4	4	4
Performance bank guarantee receivable	7	6	7	6
Loan to holding company (including interest accrued)	1,111	477	1,111	477
Loan to subsidiary company (including interest accrued)	8	19	8	19
Non-current term deposits (including interest accrued)	102	-	102	-

Financial assets at fair value
Derivative instruments at fair value through OCI*	1,937	769	1,937	769
Total	3,304	1,275	3,304	1,275

Financial liabilities at amortised cost
5.65% Senior Notes (including accrued interest) **	26,696	25,805	27,780	27,771
Loans from holding company (including accrued interest) **	530	494	530	494
Loans from fellow subsidiary (including accrued interest) **	132	165	132	165
Loans from others (including accrued interest) **	848	-	848	-
Payable for purchase of capital goods to related parties (including accrued interest) **	3,795	4,184	3,795	4,184
Payable to fellow subsidiary companies	7	37	7	37
Total	32,008	30,685	33,092	32,651

The management assessed that cash and cash equivalents, term deposits, interest accrued on term deposits, other bank balances, trade receivables, unbilled revenue, viability gap funding receivable (VGF), loan to related parties, receivable from related parties, security deposits received, current borrowings, interest accrued, payable for capital goods, trade payables and security deposits paid approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of the financial assets and liabilities is included at the price that would be received on selling of assets or paid to transfer a liability in an orderly transactions between market participants at measurement date.

Investments in subsidiaries are classified as equity investments have been accounted at historical cost. Since these are scope out of Ind AS 109 for the purposes of measurement, the same have not been disclosed in the tables above.

The following methods and assumptions were used to estimate the fair values:

Measured at fair value:

* The respective companies under the Respective Group - II enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Foreign currency option derivatives are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying instruments. The Restricted Group-II uses the derivatives option pricing model based on the principles of the Black-Scholes model to determine the fair value of the foreign exchange derivative contracts. The inputs considered in this model include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk-free interest rate as of the balance sheet date.

At amortised cost:

** The fair values of the interest-bearing borrowings and loans of Restricted Group-II are determined by using DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at 31 March 2022 was assessed to be insignificant.

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

35.	Fair value hierarchy

The following table provides the fair value measurement hierarchy of the assets and liabilities of the Restricted Group-II.

Quantitative disclosures fair value measurement hierarchy for assets as at March 31, 2022:

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets at amortised cost
Non-current trade receivables	135	-	-	135
Non-current security deposits	4	-	-	4
Performance bank guarantee receivable	7	-	-	7
Loan to holding company (including interest accrued)	1,111	-	-	1,111
Loan to subsidiary company (including interest accrued)	8	-	-	8
Non-current term deposits (including interest accrued)	102	-	102	-

Financial assets at fair value
Derivative instruments at fair value through OCI	1,937	-	1,937	-

There have been no transfers between Level 1 and Level 2 during the year.

Quantitative disclosures fair value measurement hierarchy for assets as at March 31, 2021:

	Fair value measurement using
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial assets at amortised cost
Performance bank guarantee receivable	6	-	-	6
Non-current security deposits	4	-	-	4
Loan to holding company (including interest accrued)	477	-	-	477
Loan to subsidiary company (including interest accrued)	19	-	-	19

Financial assets at fair value
Derivative instruments at fair value through OCI	769	-	769	-

There have been no transfers between Level 1 and Level 2 during the year.

Quantitative disclosures fair value measurement hierarchy for liabilities as at March 31, 2022:

	Fair value measurement using
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial liabilities at amortised cost
5.65% Senior Notes	27,780	-	-	27,780
Loans from holding company (including accrued interest)	530	-	-	530
Loans from others (including accrued interest)	848	-	-	848
Loans from fellow subsidiary (including accrued interest)	132	-	-	132

Payable for purchase of capital goods to related parties (including accrued interest)	3,795	-	-	3,795
Payable to fellow subsidiary companies	7	-	-	7

There have been no transfers between Level 1 and Level 2 during the year.

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Quantitative disclosures fair value measurement hierarchy for liabilities as at March 31, 2021:

	Fair value measurement using
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial liabilities at amortised cost
5.65% Senior Notes	27,771	-	-	27,771
Loans from holding company (including accrued interest)	494	-	-	494
Loans from fellow subsidiary (including accrued interest)	165	-	-	165
Payable for purchase of capital goods to related parties (including accrued interest)	4,184	-	-	4,184
Payable to fellow subsidiary companies	37	-	-	37

There have been no transfers between Level 1 and Level 2 during the year.

The management assessed that cash and cash equivalents, term deposits, interest accrued on term deposits, other bank balances, trade receivables, unbilled revenue, viability gap funding receivable (VGF), receivable from related parties, security deposits received, short term borrowings, interest accrued, payable for fixed assets, trade payables and security deposits paid approximate their carrying amounts largely due to the short-term maturities of these instruments.

Investments in subsidiaries are classified as equity investments have been accounted at historical cost. Since these are scope out of Ind AS 109 for the purposes of measurement, the same have not been disclosed in the tables above.

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Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

36.	Financial risk management objectives and policies

The financial liabilities of respective entities under Restricted Group-II comprise loans and borrowings, trade and other payables and other financial liabilities. The main purpose of these financial liabilities is to finance the Restricted Group II's operations. The Restricted Group-II's principal financial assets include loans, investments, trade and other receivables, cash and cash equivalents and other financial assets.

The Restricted Group-II is exposed to market risk, credit risk and liquidity risk. The Restricted Group-II's senior management oversees the management of these risks. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarised below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk. Financial instruments affected by market risk include loans and borrowings, deposits, investment in mutual funds.

The sensitivity analyses in the following sections relate to the position as at March 31, 2022 and 31 March 31, 2021.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Restricted Group-II’s exposure to the risk of changes in market interest rates relates primarily to the Restricted Group-II’s long-term debt obligations with floating interest rates.

Financial instruments comprise of 5.65% Senior Notes, loans to related parties which are fixed interest bearing whereas term loans from banks and financial institution are both fixed and floating interest bearing. Remaining financial assets and liabilities are non-interest bearing.

The exposure of the Restricted Group-II's financial instruments as at March 31, 2022 to interest rate risk is as follows:

As at March 31, 2022	Floating rate financial instruments	Fixed rate financial instruments	Non-interest bearing	Total
Financial assets	-	3,171	4,046	7,217
Financial liabilities	-	30,871	3,408	34,279

The exposure of the Restricted Group-II's financial instruments as at March 31, 2021 to interest rate risk is as follows:

As at March 31, 2021	Floating rate financial instruments	Fixed rate financial instruments	Non-interest bearing	Total
Financial assets	-	2,276	2,083	4,359
Financial liabilities	-	29,760	2,331	32,091

Interest Rate Sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Restricted Group-II’s loss before tax is affected through the impact on floating rate borrowings, as follows:

	Increase/decrease in basis points	'March 31, 2022 (Unaudited)		March 31, 2021 (Audited)
Effect on profit before tax (in INR)	+/(-)50	(-)/+	-	(-)/+	-

The assumed movement in basis points for the interest rate sensitivity analysis is based on the currently observable market environment. Though there is exposure on account of Interest rate movement as shown above but the Restricted Group-II minimises the foreign currency (US dollar) interest rate exposure through derivatives.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Restricted Group-II is exposed to foreign currency risk arising from changes in foreign exchange rates on foreign currency loan. The Restricted Group-II entities enter into foreign exchange derivative contracts to mitigate fluctuations in foreign exchange rates in respect of these loans.

The following table analyses foreign currency risk from financial instruments relating to US$ as of March 31, 2022 and March 31, 2021:

	'March 31, 2022	March 31, 2021
	(Unaudited)	(Audited)
Borrowings
- 5.65% Senior Notes (including interest accrued)	26,696	25,805

* Including interest accrued but not due on borrowings of INR 404 million (March 31, 2021: INR 392 million).

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in USD/INR exchange rates, with all other variables held constant. The impact on the Restricted Group - II’s loss before tax is due to changes in the fair value of monetary liabilities.

	Change in USD rate	'March 31, 2022 (Unaudited)		March 31, 2021 (Audited)
Effect on profit before tax (in INR)	+/(-)5%	(-)/+	1,335	(-)/+	1,290

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

As the Restricted Group-II entities have entered into foreign exchange derivatives contract to mitigate the foreign exchange fluctuation risk, these derivatives act as economic hedges and will offset the impact of any fluctuations in foreign exchange rates.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Restricted Group-II is exposed to credit risk from their operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables and contract asset

Customer credit risk is managed on the basis of Restricted Group’s established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables and contract assest are regularly monitored. The Restricted Group evaluates the concentration of risk with respect to trade receivable and contract assets as high. However, since the trade receivables and contract assets mainly comprise of state utilities/government entities, the Restricted Group does not foresee any credit risk attached to receivables from such state utilities/government entities. The Restricted Group does not hold collateral as security.

Movement in expected credit loss on trade receivables during the year (refer note 4(g)):

	For the year ended	For the year ended
	'March 31, 2022	March 31, 2021
	(Unaudited)	(Audited)
Opening balance	28	9
Changes in allowance for expected credit loss:
Additional provision (net) towards credit impaired receivables(refer note 24)	79	21
Provision write back during the year	8	-
Bad debts writen off during the year (refer note 24)	(9)	(2)
Closing balance	90	28

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Restricted Group’s treasury department in accordance with its policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counter party. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through counterparty’s potential failure to make payments.

Liquidity risk

Liquidity risk is the risk that Restricted Group-II will encounter in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The approach of Restricted Group-II to manage liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risk damage to its reputation.

The Restricted Group-II assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. The Restricted Group has access to a sufficient variety of sources of funding and debt maturing within 12 months.

Non-current borrowings of Restricted Group-II includes INR 26,292 million of senior notes which may be subject to refinancing risk, when they becomes due, as market conditions may not be possible to refinance the bonds at all or to refinance the bonds on favorable terms. In addition, hedges taken on these bonds are covered from INR 70.9/USD to INR 93.0/US$, which may expose Restricted Group-II to additional hedging costs in the future. Furthermore, rating downgrade of India by Moody’s in past periods, as well as a negative outlook for India, may in future make global access to funds difficult.

The table below summarises the maturity profile of the Restricted Group-II’s financial liabilities based on contractual undiscounted payments.

	Less than 1 year	1 to 5 years	> 5 years	Total
As at March 31, 2022
Lease liabilities	73	309	1,770	2,152
Loan from Holding Company *	-	530	-	530
Loans from fellow subsidiary*	-	132	-	132
Loans from Others	-	848	-	848
5.65% Senior Notes*	1,520	29,181	-	30,701
Other non-current financial liabilities	-	3,802	-	3,802
Trade payables	386	-	-	386
Other current financial liabilities	1,484	-	-	1,484
	3,463	34,802	1,770	40,035

As at March 31, 2021
Lease liabilities	71	302	1,850	2,223
Non-current borrowings*	-	659	-	659
5.65% Senior Notes*	1,474	29,768	-	31,242
Other non-current financial liabilitites	-	4,221	-	4,221
Trade payables	396	-	-	396
Other financial liabilities	603	-	-	603
	2,544	34,950	1,850	39,344

*Including interest on non-current borrowings

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

37.	Capital management

For the purpose of the Restricted Group-II’s capital management, capital includes issued equity share capital, share premium and all other equity reserves attributable to the equity holders of the respective entities of Restricted Group-II. The primary objective of the Restricted Group-II’s capital management is to maximise the shareholder’s value of the respective entity of Restricted Group-II.

The respective entity of Restricted Group - II manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the respective entity may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The respective entity monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Restricted Group-II includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

Particulars	As at March 31, 2022 (Unaudited)	As at March 31, 2021 (Audited)
Borrowings*	26,584	25,411
Trade payables & other current financial liabilities	1,870	999
Less: Cash and cash equivalents**	(2,379)	(1,784)
Net debts	26,075	24,626

Equity	4,620	6,128

Total Capital	4,620	6,128
Capital and net debt	30,694	30,754
Gearing ratio（%)	84.95%	80.07%

* The Restricted Group-II has adjusted the Inter Group Borrowings to/from holding and fellow subsidiary in borrowings.
** This includes other bank balances, which the Restricted Group-II has invested in term deposits.

In order to achieve this overall objective, the Restricted Group-II entities’ capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call loans and borrowings. There have been no breaches in the financial covenants of any interest-bearing loans and borrowing in the current year.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2022 and March 31, 2021.

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Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

38.	Employee Benefits

(a)	Defined contribution plan

The entities in Restricted Group-II make contribution towards provident fund to a defined contribution retirement benefit plan for qualifying employees. The contribution by entities in Restricted Group-II to the Employee Provident Fund is deposited with the Regional Provident Fund Commissioner.

The Restricted Group-II has recognised INR 2 million during the year ended on March 31, 2022 (previous year INR 2 million) for provident fund contribution in the Statement of Profit and Loss. The contribution payable to the plan by the Restricted Group-II is at the rate specified in the rules to the scheme.

(b)	Defined benefit plan

Gratuity and other post-employment benefits

The Restricted Group-II has a defined benefit gratuity plan. Every employee who has completed five years or more of service gets a gratuity on departure at 15 days salary (last drawn salary) for each completed year of service. The Scheme is unfunded and accrued cost is recognised through reserve in the accounts of the entities of the Restricted Group-II.

The following tables summaries the components of net benefit expense recognized in the profit and loss account and the unfunded status and amounts recognized in the balance sheet.

Net employee benefit expense (recognized in Employee Cost) for the year ended:

	Gratuity	Gratuity
	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Current service cost	1	1
Net expense recognized in statement of profit and loss	1	1

Amount recognised in Other Comprehensive Income for the year ended:

	Gratuity	Gratuity
	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Effect of change in financial assumptions	1	1
Actuarial(gain)/ loss recognized in the year	1	1

Balance Sheet figures as at:

	Gratuity	Gratuity
	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Present value of defined benefit obligation	4	3

Changes in the present value of the defined benefit obligation for the year ended:

	Gratuity	Gratuity
	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Present value of obligation as at the beginning	3	2
Current service cost	1	1
Present Value of Obligation as at the end	4	3

Current portion	-	-
Non-Current portion	4	3

The principal assumptions used in determining gratuity for the Restricted Group-II's plans are shown below:

	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Discount rate	7.42%	7.03%
Employee turnover rate	9.00%	9.00%
Withdrawal rate (p.a.)	9.00%	9.00%
Salary Escalation Rate	10.00%	10.00%

Retirement age	58 years	58 years

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

A quantitative sensitivity analysis for significant assumption as at March 31, 2022 is as shown below:

	Discount rate		Discount rate
	March 31, 2022 (Unaudited)		March 31, 2021 (Audited)
	1 % increase	1 % decrease	1 % increase	1 % decrease
Defined benefit obligation increased/(decreased) by	-	-	-	-

	Salary Escalation Rate		Salary Escalation Rate
	March 31, 2022 (Unaudited)		March 31, 2021 (Audited)
	1 % increase	1 % decrease	1 % increase	1 % decrease
Defined benefit obligation increased/(decreased) by	-	-	-	-

The sensitivity analyses above have been determined based on a method that extrapolates the impact on defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

Expected maturity analysis of the defined benefit plans in the next ten years are as follows:

	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Within the next 12 months (next annual reporting period)	-	-
Between 2 and 5 years	1	1
Between 5 and 10 years	1	1

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Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

39.	Significant accounting judgements, estimates and assumptions

The preparation of the Restricted Group - II financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

A.	Judgements

In the process of applying the entity’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the financial statements:

(i) Revenue from Viability Gap Funding (VGF)

The Restricted Group-II records the proceeds received from Viability Gap Funding (VGF) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

(ii) Classification of leases:

The Restricted Group-II evaluates if an arrangement qualifies to be a lease as per the requirements of Ind AS 116. Identification of a lease requires significant judgement. The Restricted Group-II uses significant judgement in assessing the lease term (including anticipated renewals) and the applicable discount rate.

The Restricted Group-II determines the lease term as the non-cancellable period of a lease, together with both periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the Restricted Group-II is reasonably certain not to exercise that option. In assessing whether the Restricted Group-II is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, it considers all relevant facts and circumstances that create an economic incentive for the Restricted Group-II to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Restricted Group-II revises the lease term if there is a change in the non-cancellable period of a lease.

The discount rate is generally based on the incremental borrowing rate specific to the lease being evaluated or for a portfolio of leases with similar characteristics.

B.	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Restricted Group-II based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Restricted Group - II. Such changes are reflected in the assumptions when they occur.

(i)	Revenue estimate

Where power purchase agreements (PPAs) include scheduled price changes, revenue is recognized at lower of the amount billed or by applying the average rate to the energy output estimated over the term of the PPA. The determination of the lesser amount is undertaken annually based on the cumulative amount that would have been recognized had each method been consistently applied from the beginning of the contract term. The Restricted Group-II estimates the total kilowatt hour units expected to be generated over the entire term of the PPA. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. The Restricted Group-II then uses the total estimated revenue and the total estimated kilo-watt hours to compute the average rate used to record revenue on the actual energy output supplied. The Restricted Group - II compares the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, the Restricted Group - II reassesses the energy output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date. The difference between actual billing and revenue recognized is recorded as deferred revenue.

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

(ii)	Taxes

Projects of Restricted Group-II qualify for deduction from taxable income because its profits are attributable to undertakings engaged in development of solar power projects under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the Restricted Group-II generates power (“Tax Holiday Period”), however, the exemption is only available to the projects completed on or before March 31, 2017. The Restricted Group-II anticipates that it will claim the aforesaid deduction in the last ten years out of fifteen years beginning with the year in which the Restricted Group-II generates power and when it has taxable income. Accordingly, its current operations are taxable at the normally applicable tax rates. Due to the Tax Holiday Period, a substantial portion of the temporary differences between the book and tax basis of the Restricted Group-II’s assets and liabilities do not have any tax consequences as they are expected to reverse within the Tax Holiday Period. Refer Note 18 for further details.

(iii)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the Discounted Cash Flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.

Assumptions include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

(iv)	Provision for decommissioning

The Restricted Group-II has recognised provisions for the future decommissioning of solar power plants set up on leased land at the end of the lease term or expiry of power purchase agreement. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant from the leased land and the expected timing of those costs. The carrying amount of the provision as at March 31, 2022: INR 275 million (March 31, 2021: INR 257 million). The Restricted Group-II estimates that the costs would be settled upon the expiration of the lease and calculates the provision using the DCF method based on the following assumptions:

►	Estimated range of cost per megawatt– INR 0.39 million to INR 0.45 million (March 31, 2021: INR 0.39 million to INR 0.45 million)

►	Discount rate – 6.9% p.a. (March 31, 2021: 6.9% p.a.)

(v)	Depreciation on property, plant and equipment

As per the legal view obtained by the Restricted Group-II, it is regulated under the Electricity Act, 2003 accordingly as per the provision to section 129 of Companies Act, 2013, deprecation has to be charged as per the rates notified by the CERC Regulation.

Depreciation on other fixed assets of the Restricted Group-II is calculated on a straight-line basis using the rates arrived at based on the useful lives estimated by the management. The management has re-estimated useful lives and residual values of all its property, plant and equipment. The management based upon the nature of asset, the operating condition of the asset, the estimated usage of the asset, past history of replacement and anticipated technological changes, believes that depreciation rates currently used fairly reflect its estimate of the useful lives and residual values of property, plant and equipment, though these rates in certain cases are different from lives prescribed under Schedule II of the Companies Act, 2013. Refer Note 4 (c) and 22 for further details.

(vi)	Hedging activities and derivatives

The Company has issued 5.65% Senior Notes in September 2019, listed on the Singapore Exchange Limited (“SGX”). The proceeds were used for repayment of loan of Restricted Group entities, in the form of intercompany Non-Convertible Debentures (NCD) and External Commercial Borrowings (ECB’s) denominated in INR. The exchange rate risk on the proceeds invested from the US$ Senior Notes are hedged through cross currency swap for payment of coupons and through call spread option contracts for repayment of principal (collectively “Option contracts”). The Restricted Group-II designated these option contracts as a cashflow hedge. These options contracts mitigate the exchange rate risk associated with the forecasted transaction for semi-annual repayment of coupon and for repayment of the principal balance at the end of five years.

The cashflow from the underlying agreement match the terms of a hedge such as – notional amount, maturity of the option contracts, mitigation of exchange rate risk, and there are no significant changes in the counter party risk, hence they are designated as a cashflow hedge in accordance with Ind AS 109, Financial Instruments (refer note 4(v)).

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

(vii) Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a DCF model. The cash flows are derived from the budget for the next remaining useful life of the projects Restricted Group-II entities. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

(viii) Defined benefit plans (gratuity benefits)

The cost of the defined benefit gratuity plan and other post-employment medical benefits and the present value of the gratuity obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate; future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

The parameter most subject to change is the discount rate. In determining the appropriate discount rate for plans operated in India, the management considers the interest rates of government bonds where remaining maturity of such bond correspond to expected term of defined benefit obligation. For plans operated outside India, the management considers the interest rates of high quality corporate bonds in currencies consistent with the currencies of the post-employment benefit obligation with at least an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the defined benefit obligation. The underlying bonds are further reviewed for quality. Those having excessive credit spreads are excluded from the analysis of bonds on which the discount rate is based, on the basis that they do not represent high quality corporate bonds.

The mortality rate is based on publicly available mortality tables for the specific countries. Those mortality tables tend to change only at interval in response to demographic changes. Future salary increases and gratuity increases are based on expected future inflation rates for the respective countries.

Further details about gratuity obligations are given in Note 38.

(ix) Leases - Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

40. Impairment of assets

During fiscal year ended March 31, 2021, The Parent has identified certain subsidiaries to sell off on a going concern basis, forming part of our Rooftop business. Out of this identified portfolio, during the current year, Azure Power India Private Limited (APIPL) and Azure Power Rooftop Pvt. Ltd (APRPL), being the Subsidiaries of Parent have entered into a contract with Radiance Renewables Pvt. Ltd. (“Radiance”) to sell certain subsidiaries (the “Rooftop Subsidiaries”) with an operating capacity of 153 MW, for INR 5,350 million, subject to certain purchase price adjustments (the “Rooftop Sale Agreement”). Pursuant to the Rooftop Sale Agreement, Radiance will acquire 100% of the equity ownership of the Rooftop Subsidiaries owned by APIPL and APRPL, respectively.

Further, as per the terms of the Rooftop Sale Agreement in respect of the 33.2 MWs capacity which are operated through certain subsidiaries of Holding Company, referred as entities of the Restricted Group (which had issued Senior Notes/Green Bonds during previous years), 48.6% of the equity ownership have been transferred to Radiance during the year, and pursuant to the terms of these Green Bonds, the remaining 51.4% can only be transferred post refinancing of Green Bonds. Further, in the event the above sale transaction does not occur, the Group must reimburse Radiance the equity value of the assets not transferred along with an 10.5% per annum equity return.

The Group has determined that the decision to sell the Rooftop Subsidiaries and execution of the Rooftop Sale Agreement are indicators of impairment and therefore the Group has undertaken an impairment assessment for the Rooftop Subsidiaries.

The Restricted group entities used the Sale price in the Rooftop Sale Agreement of INR 924 million as its best estimate of the recoverable value and accordingly, an impairment loss of INR Nil million (INR 644 million in fiscal year ended March 31, 2021) was recorded in relation to the Property, plant and equipment. Further, the Restricted Group-II has adjusted capex payable amounting to INR Nil million (INR 166 million in fiscal year ended March 31, 2021), payable to group company in reference to the above sale agreement and accordingly has adjusted carrying value of assets.

41. Events after the reporting period

The Restricted Group-II has considered internal and external information in the preparation of financial statements including the economic outlook and believes that it has taken into account the possible impact of currently known events arising out of the COVID-19 pandemic. The power plants have remained operational as electricity generation is designated as an essential service in India. Based on the current collection experience, the Restricted Group-II has not seen a material impact on accounts receivables collections due to COVID-19. However, the impact assessment of COVID-19 is a continuing process given the uncertainties associated with its nature and duration. The Restricted Group – II will continue to monitor any material changes to future economic conditions.

42. Standards notified but not yet effective

The following new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the financial statements which are not expected to have any material impact on the financial statements of the company are disclosed below:

(a) Ind AS 16 – Property, Plant and equipment:

The amendment clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant and equipment. The effective date for adoption of this amendment is annual periods beginning on or after 1 April 2022. The Company does not expect the amendment to have any significant impact in its financial statements.

(b) Ind AS 37 – Provisions, Contingent Liabilities and Contingent Assets:

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after 1 April 2022, although early adoption is permitted. The Company does not expect the amendment to have any significant impact in its financial statements.

(c) Ind AS 109 – Annual Improvements to Ind AS (2021):

The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test of Ind AS 109 in assessing whether to derecognise a financial liability. The Company does not expect the amendment to have any significant impact in its financial statements.

(d) Ind AS 106 – Annual Improvements to Ind AS (2021):

The amendments remove the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives were described in that illustration. The Company does not expect the amendment to have any significant impact in its financial statements.

43. Other statutory information

There are some disclosures which are notified, but not applicable to company.
(i) The Company do not have any Benami property, where any proceeding has been initiated or pending against the Group for holding any Benami property.
(ii) The Company do not have any transactions with companies struck off.
(iii) The Company do not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.
(iv) The Company have not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company have not advanced or loaned or invested funds to any other person(s) or entity(ies), including foreign entities (Intermediaries) with the understanding that the Intermediary shall:

(a)directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the company (Ultimate Beneficiaries) or

(b)provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries.

(vi) The Company have not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Group shall:

(a)directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

(b)provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(vii) The Company have not any such transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961.

44. Subsequent to the year end, Azure Power Earth Private Limited has received confirmation from the offtaker to pay outstanding dues in 48 equitable installments. Pursuant to the same, Azure Power Earth Private Limited has received installments due and expects to receive balance installments over due course. Further, Azure Power Earth Private Limited is under discussions with the offtaker for reconciliation of balance receivables.

Restricted Group - II
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)
45. Whistle blower complaint

During the year ending March 31, 2022, and subsequent to the year then ended, our Parent entity received whistle blower complaints alleging improper conduct impacting various operational matters. Consistent with the group’s policy the matter was referred to the group’s ethics committee and an investigation was initiated by the group’s management with the support of outside advisors and the supervision of the Parent entity’s Audit Committee. Based on the analysis prepared by management, none of the whistle blower allegations except as mentioned below relate to the Restricted Group; in any event, neither the allegations nor the conduct outlined below have any financial impact on these financial statements.

Azure Power Thirty-Three Private Limited

The Parent entity received a whistle blower complaint in September 2022, alleging (1) irregularities in commissioning procedures, and (2) in land acquisition process among other matters. Consistent with the group’s policy the matter was referred to the group’s ethics committee and an investigation was initiated by the group’s management with the support of outside advisors and the supervision of the Parent entity’s Audit Committee. An investigation was carried out and the findings concluded that the complaint was unsubstantiated. These complaints do not have any material financial impact on the financial statements.

Azure Power Uranus Private Limited

The Parent Company received whistle blower complaint subsequent to the fiscal year which ended March 31, 2022, alleging that the project manager engaged in improper conduct including mismanagement of funds for the project and inaccurate record keeping. Consistent with the group’s policy the matter was referred to the group’s ethics committee and an investigation was carried and appropriate action has been taken including termination of the employee, and blacklisting of the manpower vendor. Company’s management concluded that there are no material financial impact as a result of the related conduct on the financial statements.

Copies of Azure Group’s Code of Business Conduct and Ethics are available on the “Investor Relations” page of Azure Group’s corporate website www.azurepower.com or at Code of conduct.

46. Reclassification

For the purpose of these special purpose combined financial statements, figures of audited individual financial statements of entities forming part of the Restricted Group-II have been regrouped /reclassified where necessary.